Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Series A Common Stock
of
Hearst-Argyle Television, Inc.
at
$4.50 Net Per Share
by
Hearst Broadcasting, Inc.

The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Tuesday, June 2, 2009, unless the offer is extended.

The offer is subject to various conditions, including a non-waivable “majority-of-the-minority” condition that requires the valid tender of a majority of the outstanding shares not owned by Hearst and certain related persons. That condition is described in the Introduction. The other conditions to the offer are described in The Offer — Section 11. Conditions of the Offer.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

Stockholders desiring to tender all or any portion of their shares should do one of the following, as applicable: (1) complete and sign the enclosed Letter of Transmittal and enclose all required documents, including their share certificates and any required signature guarantees, as explained in the instructions to the Letter of Transmittal, and mail or deliver them to the depositary at the appropriate address indicated on the back cover of this Offer to Purchase; (2) follow the procedure for book-entry transfer of shares described in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares; or (3) direct their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Stockholders who have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee in order to tender those shares.

A stockholder who desires to tender shares and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, can tender those shares by following the procedures for guaranteed delivery set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares.

Questions and requests for assistance should be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to the Information Agent. A stockholder may also contact the Dealer Manager or the stockholder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

The date of this Offer to Purchase is:

May 4, 2009

		Page

	Summary
	Introduction
	Special Factors
1.	Background	7
2.	Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives	11
3.	The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger	13
4.	Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst	17
5.	Hearst-Argyle Financial Projections	20
6.	Transactions and Arrangements Concerning the Shares	21
7.	Related-Party Transactions	22
8.	Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed	22
9.	Effects of the Offer and the Merger	23
	The Offer
1.	Terms of the Offer	24
2.	Acceptance for Payment and Payment for Shares	25
3.	Procedure for Accepting the Offer and Tendering Shares	25
4.	Withdrawal Rights	28
5.	Material U.S. Federal Income Tax Consequences	28
6.	Price Range of Shares; Dividends	29
7.	Certain Information Concerning Hearst-Argyle	29
8.	Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust	31
9.	Merger and Appraisal Rights; “Going Private” Rules	32
10.	Source and Amount of Funds	33
11.	Conditions of the Offer	33
12.	Effect of Hearst-Argyle Dividends and Other Distributions	35
13.	Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations	36
14.	Certain Legal Matters	37
15.	Fees and Expenses	39
16.	Miscellaneous	40

i

Summary

This summary highlights important information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the Offer described in this Offer to Purchase and for a more complete description of the terms of the Offer, you should carefully read this entire Offer to Purchase, the schedules to this Offer to Purchase, the documents incorporated by reference or otherwise referred to in this Offer to Purchase and the Letter of Transmittal. As used in this summary, “Series A Shares” or “Shares” means shares of Series A Common Stock of Hearst-Argyle and “Series B Shares” means shares of Series B Common Stock of Hearst-Argyle.

Principal Terms of the Offer (See The Offer — Section 1. Terms of the Offer)

•	We are offering to buy all of the Series A Shares that we do not already own, at a price of $4.50 per Share in cash. For additional information about us and our affiliates, see Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; Special Factors — Section 7. Related-Party Transactions; and The Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust, as well as Schedules A, B and C to this Offer to Purchase.

•	If the Offer is completed, we will convert our Series B Shares into Series A Shares. When we do that, we expect we will own at least 90% of the outstanding Shares, and on that basis we will be entitled to, and will, as soon as reasonably practicable, acquire the remaining Shares by way of a “short-form” merger at the same per Share cash price paid in the Offer.

•	Hearst-Argyle stockholders will have statutory appraisal rights in the merger, but not in the Offer.

•	The Offer is scheduled to expire at 5:00 p.m., New York City time, on Tuesday, June 2, 2009, unless we extend the Offer.

•	If we decide to extend the Offer, we will issue a press release giving the new expiration date.

Conditions to the Offer (See The Offer — Section 11. Conditions of the Offer)

•	We will not complete the Offer (and, therefore, we will not buy the tendered Shares) unless the Shares that have been validly tendered represent at least a majority of the outstanding Shares not owned by us, or by any of our affiliates or our executive officers or directors, or by any of Hearst-Argyle’s executive officers or any of the directors of Hearst-Argyle who are elected by us in our capacity as the holder of the Series B Shares. This condition, which we refer to as a “majority-of-the-minority” condition, cannot be waived by us.

•	The Offer is subject to the other conditions described in The Offer — Section 11. Conditions of the Offer.

•	The Offer is not conditioned on obtaining financing. We have sufficient financial resources to purchase the Shares sought in the Offer and we intend to use available cash to do so. Accordingly, our financial condition is not relevant to your decision whether to tender your Shares in the Offer.

Principal Advantages and Disadvantages of the Offer (See Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; Special Factors — Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger; Special Factors — Section 8. Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed; Special Factors — Section 9. Effects of the Offer and the Merger; The Offer — Section 1. Terms of the Offer; The Offer — Section 6. Price Range of Shares; Dividends; The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules; and The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations)

•	The principal advantage of the Offer is that you have an opportunity to sell your Shares at the price per Share being paid in the Offer.

•	The principal disadvantage of the Offer and the merger that we intend to complete if the Offer is successful is that after they are completed you will not have an opportunity to participate in any future earnings or growth of Hearst-Argyle.

The Merger (See Special Factors — Section 9. Effects of the Offer and the Merger; The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules; and The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations)

•	If the Offer is completed, we will convert our Series B Shares into Series A Shares. When we do that, we expect we will own at least 90% of the outstanding Shares, and on that basis we will be entitled to, and will, as soon as reasonably practicable, effect a “short-form” merger between Hearst-Argyle and one of our wholly-owned subsidiaries. As permitted by Delaware law, the merger will be effected without prior notice to, or any action by, Hearst-Argyle’s board of directors or other stockholders. The purpose of the merger is for us to acquire the remaining Shares not already owned by us following the Offer for the same price per Share paid in the Offer.

•	In the merger:

—	each outstanding Share (other than Shares owned by us or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price per Share we paid in the Offer; and

—	each stock option granted by Hearst-Argyle to acquire Shares that is outstanding before the merger will be cancelled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the price per Share paid in the Offer over the exercise price per share of the option.

Current Share Ownership

•	Based on publicly available information and the list of registered stockholders provided to us by Hearst-Argyle:

—	as of April 27, 2009, there were 52,955,681 outstanding Series A Shares;

—	as of April 27, 2009, there were 41,298,648 outstanding Series B Shares, which are convertible into Series A Shares on a one-for-one basis; and

—	as of March 31, 2009, there were outstanding stock options previously issued by Hearst-Argyle that entitle the holders to acquire an aggregate of 6,946,216 Series A Shares.

•	As of the date of this Offer to Purchase we own:

—	35,501,980 Series A Shares, representing approximately 67% of the outstanding Series A Shares; and

—	all of the 41,298,648 outstanding Series B Shares.

•	Based on the share-related information described above, if we converted all of our Series B Shares now, we would own approximately 82% of the Shares that would be outstanding after the conversion.

Going Private (See Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; Special Factors — Section 9. Effects of the Offer and the Merger; The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules; and The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations)

•	The transaction contemplated by this Offer to Purchase is a “going private” transaction. After we complete the Offer and the merger:

—	we will own all of the equity interests in Hearst-Argyle;

—	Hearst-Argyle’s current stockholders (other than us) will no longer have any interest in Hearst-Argyle’s future earnings or growth;

—	the Shares will no longer trade on the New York Stock Exchange (the “NYSE”) or on any other market; and

—	Hearst-Argyle will no longer be a public company, and will no longer be required to file periodic reports with the Securities and Exchange Commission (the “SEC”).

Interests of Hearst’s Directors, Officers and Other Affiliates (See Special Factors — Section 2. Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives; Special

Factors — Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger; Special Factors — Section 6. Transactions and Arrangements Concerning the Shares; Special Factors — Section 7. Related-Party Transactions; and The Offer — Section 8. Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust, as well as Schedules A, B and C to this Offer to Purchase)

•	Our interests and the interests of our corporate affiliates in respect of the Offer and the merger are different from yours because we have an interest in acquiring the Shares as inexpensively as possible and you have an interest in selling your Shares for the highest possible price.

•	The interests of Hearst’s directors, officers and other affiliates in the Offer and the merger may be the same as or different from your interests. For example, while in general the interests of Hearst’s directors and officers in respect of the Offer will be aligned with those of Hearst, some of Hearst’s directors and officers own Shares, which they are entitled to tender in the offer for the same price per Share that is available to you.

Recommendation of the Special Committee of Hearst-Argyle’s Board of Directors

•	A special committee of independent directors of Hearst-Argyle’s board of directors has unanimously determined that the Offer is fair to Hearst-Argyle’s stockholders (other than Hearst and its affiliates), and the special committee unanimously recommends, on behalf of Hearst-Argyle, that Hearst-Argyle’s stockholders accept the Offer and tender their Shares in the Offer. In reaching its determination and making this recommendation, the special committee considered, among other things, its discussions with, and the written opinion of its financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), dated May 3, 2009, to the effect that, as of such date and based upon and subject to the assumptions made, the matters considered and limitations on the review undertaken described in the opinion, the $4.50 per Share to be paid in the Offer was fair, from a financial point of view, to Hearst-Argyle’s stockholders, other than Hearst, the executive officers and directors of Hearst, the trustees of The Hearst Family Trust, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors who are elected by Hearst as the holder of the Series B Shares.

•	Morgan Stanley’s opinion is summarized in and attached as an annex to, and a description of the other factors considered by the special committee in making the determinations and recommendation described above are set forth in, Hearst-Argyle’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the stockholders of Hearst-Argyle with this Offer to Purchase.

•	The Solicitation/Recommendation Statement on Schedule 14D-9 contains important information and may include material non-public information that Hearst-Argyle believes is necessary for stockholders to make a decision with respect to the Offer. We urge all Hearst-Argyle stockholders to carefully review this document when it becomes available.

Procedures for Tendering Shares (See The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares)

•	In order to accept the Offer, you must use whichever of these procedures applies to you:

—	If you are a record holder of your Shares (meaning that your ownership of Shares in your name is reflected directly in the books and records of Hearst-Argyle in certificated or book-entry format), you must complete and sign the enclosed Letter of Transmittal and send it with all required documents, including your stock certificate if applicable, to the depositary for the Offer. You may also follow the guaranteed delivery procedures described in this Offer to Purchase. These materials must reach the depositary before the Offer expires.

—	If you hold Shares through the facilities of The Depositary Trust Company (DTC), you may follow the procedures for book-entry transfer or the guaranteed delivery procedures described in this Offer to Purchase.

—	If you hold your Shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and instruct them that your Shares should be tendered.

•	Outstanding Shares that were issued pursuant to compensation plans of Hearst-Argyle and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares may not be tendered in the Offer and will instead (subject to the holder’s right to exercise appraisal rights under Delaware law) be converted in the merger into the right to receive the same price per Share we paid in the Offer.

Withdrawal Rights (See The Offer — Section 4. Withdrawal Rights)

•	If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by notifying the depositary before the Offer expires. If you tendered your Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares.

What Will Happen if I Do Not Tender My Shares? (See Special Factors — Section 9. Effects of the Offer and the Merger; The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules; and The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations)

•	If you do not tender your Shares, the Offer might not be consummated because we may not be able to satisfy the majority-of-the-minority minimum tender condition. If the Offer is not consummated, you will remain a stockholder of Hearst-Argyle.

•	If you do not tender your Shares and we consummate the Offer, we intend to complete the merger without the vote or approval of Hearst-Argyle’s board of directors or stockholders. In the merger, your Shares will be converted into the right to receive the same cash price per Share paid in the Offer, subject to your right to demand an appraisal of your Shares pursuant to Delaware law.

•	If you exercise your right to demand an appraisal of your Shares pursuant to Delaware law, you will receive a judicially determined “fair value” for your Shares, which could be more or less than, or the same as, the price per Share being paid in the merger. You will not be entitled to assert appraisal rights in respect of Shares that you tender that are purchased in the Offer.

Recent Trading Prices for the Shares (See The Offer — Section 6. Price Range of Shares; Dividends)

•	On March 24, 2009, the last full trading day prior to the first public announcement of our intent to make the Offer, the reported closing price per Share on the NYSE was $2.09. On May 1, 2009, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on the NYSE was $4.46.

•	The $4.50 cash price per Share payable in the Offer represents a premium of approximately 115% over the closing price of the Shares on March 24, 2009, the last day prior to the public announcement of the Offer, and a premium of approximately 154% over the average closing price per Share for the 20 trading days immediately preceding that day.

•	During the twelve months preceding the first public announcement of our intent to make the Offer, the Shares have traded over a wide range. The highest reported closing price during that period was $23.40, the lowest reported closing price was $1.46, and the volume-weighted average trading price was $14.12. Before deciding whether to tender your Shares, you should obtain a current market quotation for them.

Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst (See Special Factors — Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst)

•	At a meeting of the board of directors of Hearst held on March 25, 2009, Hearst’s financial advisor, Lazard, presented to Hearst’s board of directors certain preliminary financial analyses prepared by Lazard with respect to Hearst-Argyle. Hearst did not request, and Lazard did not provide, any conclusion or opinion to Hearst’s board of directors with respect to the fairness of the Offer from a financial perspective or otherwise. The Lazard presentation is not intended to, and does not, constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should act with respect to the Offer or the merger or any matter relating to the Offer or the merger.

Material U.S. Federal Income Tax Consequences (See The Offer — Section 5. Material U.S. Federal Income Tax Consequences)

•	The receipt of cash in exchange for Shares pursuant to the Offer or the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under state, local and non-U.S. tax laws.

•	For U.S. federal income tax purposes, if you sell your Shares in the Offer or your Shares are acquired in the merger, you will generally recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sell, assuming that you hold your Shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares sold have been held for more than one year on the date of sale, and short-term capital gain or loss if held for one year or less on the date of sale.

•	The above discussion of U.S. federal income tax consequences is of a general nature and may not be applicable to all stockholders, some of whom may be subject to special U.S. federal income tax rules. You are urged to consult your tax advisor with regard to the specific U.S. federal, state, local and non-U.S. tax consequences to you of selling your Shares in the Offer or having them acquired in the merger.

Further Information

•	If you have questions about the Offer, you can contact our Information Agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
(800) 322-2885 (call toll-free)
tenderoffer@mackenziepartners.com (email)

To the Holders of Shares of Series A Common Stock of Hearst-Argyle:

Introduction

Hearst Broadcasting, Inc. (“Hearst Broadcasting”), a Delaware corporation and an indirect, wholly-owned subsidiary of The Hearst Corporation, hereby offers to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Series A Shares” or the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), for $4.50 per Share, net to the seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Unless otherwise specified, references in this Offer to Purchase to “Hearst” are to The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting, as applicable.

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Hearst pursuant to the Offer. Hearst will pay all charges and expenses of Lazard Frères & Co. LLC (“Lazard” or the “Dealer Manager”), Wells Fargo Bank, National Association (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).

The Offer is conditioned upon, among other things, there being validly tendered a number of Shares that constitute a majority of the outstanding Shares not owned by Hearst and certain other persons described below (the “Minimum Tender Condition”) as of the date the Shares are accepted for payment pursuant to the Offer. The Minimum Tender Condition cannot be waived. The Offer is also subject to the other conditions described in The Offer — Section 11. Conditions of the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer.

The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring all of the equity interests in Hearst-Argyle not already owned by Hearst. The second step in the transaction is the merger described below.

If the Offer is completed, Hearst will convert its shares of Hearst-Argyle Series B Common Stock (the “Series B Shares”) into Series A Shares promptly after it purchases the Shares tendered in the Offer. Hearst expects that after it does so, it will own at least 90% of the outstanding Shares. On that basis, Hearst will be entitled to, and will, as soon as reasonably practicable, effect a merger (the “Merger”) between Hearst-Argyle and a wholly-owned subsidiary of Hearst pursuant to the “short-form” merger provisions of Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). As permitted under the DGCL, the Merger will be effected without prior notice to, or any action by, the board of directors or any other stockholder of Hearst-Argyle. The Merger will result in each outstanding Share (other than Shares owned by Hearst or its subsidiaries, or Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Offer. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

In order to determine whether the majority-of-the-minority Minimum Tender Condition is satisfied, Hearst will only take into account Shares that are not owned by (i) Hearst or any of its executive officers or directors, (ii) any of the trustees of The Hearst Family Trust, (iii) any of Hearst-Argyle’s executive officers or (iv) any of the directors of Hearst-Argyle who are elected by Hearst as the holder of the Series B Shares. According to public filings and information provided to Hearst by Hearst-Argyle, as of April 27, 2009, there were 52,541,669 outstanding Shares (excluding restricted Shares) and the persons listed in the prior sentence owned approximately 35,757,086 outstanding Shares (excluding restricted Shares). Based on this information, Hearst believes that the Minimum Tender Condition will be satisfied if 8,392,292 Shares are validly tendered in the Offer (other than by any person described in the first sentence of this paragraph). Hearst has not verified this information with Hearst-Argyle, and the actual number of Shares necessary to satisfy the Minimum Tender Condition may be different from the number indicated above as a result of the exercise of options to acquire Shares or the repurchase of securities by Hearst-Argyle prior to the expiration of the Offer, or otherwise.

As of the date of this Offer to Purchase, Hearst owns 35,501,980 Series A Shares and, if it were to convert its Series B Shares into Series A Shares, would own 76,800,628 Shares, representing approximately 82% of all Shares that would be outstanding after the conversion. Accordingly, Hearst believes that if enough Shares are validly tendered in the Offer to satisfy the Minimum Tender Condition, after converting its Series B Shares Hearst will own over 90% of all outstanding Shares.

Special Factors

1.	Background

In 1997, pursuant to a merger agreement, Hearst contributed assets to Hearst-Argyle and consummated a merger that resulted in Hearst owning a majority of the Shares and all of the Series B Shares. Since then, Hearst has acquired additional Shares in open-market purchases and otherwise. See Schedule B to this Offer to Purchase for information regarding purchases made by Hearst within the past two years.

At various times since investing in Hearst-Argyle, Hearst has considered purchasing all the remaining Shares in Hearst-Argyle that it does not already own and has held general and informal discussions with Hearst-Argyle regarding this possibility. Except as set forth in this Offer to Purchase, within the past two years Hearst has not proposed a transaction, negotiated the price of any possible transaction or determined to proceed with a transaction of this type with Hearst-Argyle.

In April 2006, at Hearst’s request, Hearst-Argyle’s management prepared materials relating to a possible buyout of the publicly-held Shares. Hearst-Argyle’s management included in those materials a chart showing pricing at various premiums to the then-current market price, $23.29 per Share, and highlighted certain prices as a “possible range of prices for consideration.” The highlighted range included prices from $26.16 to $30.29 per Share, representing premiums of 12% to 30%, respectively, to the then-current market price. Hearst reviewed the materials prepared by Hearst-Argyle and discussed certain issues related to a buyout with members of Hearst-Argyle’s management, such as whether any of Hearst-Argyle’s indebtedness would be accelerated by reason of such a buyout and whether Hearst-Argyle would continue to be a public reporting company following such a buyout. In September 2006, representatives of Hearst and Hearst-Argyle discussed issues similar to the ones discussed in the April 2006 meeting. Hearst did not engage in discussions with Hearst-Argyle regarding the price of a possible transaction during either of these meetings.

In connection with Hearst-Argyle’s Annual Meeting of Stockholders held on May 3, 2007, a Hearst-Argyle stockholder proposed a stockholder’s resolution requesting that the board of directors of Hearst-Argyle form an independent committee for the purpose of selling Hearst-Argyle. Hearst informed Hearst-Argyle that it intended to vote against the proposal. The proposal was defeated.

On August 24, 2007, Victor F. Ganzi, who at that time was Hearst’s Chief Executive Officer, advised David J. Barrett, Hearst-Argyle’s Chief Executive Officer, that Hearst had determined to seek to acquire all of the outstanding Shares by means of a cash tender offer (the “2007 Offer”). Shortly thereafter, Hearst delivered a letter to Hearst-Argyle setting forth various details of the 2007 Offer, and issued a press release announcing the 2007 Offer. Hearst-Argyle’s board of directors subsequently appointed a special committee of independent directors to consider the 2007 Offer.

Hearst commenced the 2007 Offer on September 14, 2007. The price per Share offered in the 2007 Offer was $23.50. The special committee of independent directors of Hearst-Argyle recommended to Hearst-Argyle’s public stockholders that they reject the 2007 Offer. Hearst allowed the 2007 Offer to expire on October 12, 2007, without having purchased any tendered Shares, because the conditions to that offer (including the minimum tender condition) were not satisfied. When the 2007 Offer expired, approximately 172,573 Shares had been tendered and not withdrawn. Following the expiration of the 2007 Offer, Hearst decided that it would no longer seek to acquire all of the outstanding Shares that it did not already own.

On December 6, 2007, Hearst announced its intention to engage in open-market and privately-negotiated purchases of up to 8 million additional Shares, which would increase its ownership to approximately 82% (after giving effect to the conversion of all of its Series B Shares) and would allow Hearst to consolidate Hearst-Argyle with its other operations for U.S. federal income tax purposes. Hearst then proceeded to make a series of purchases of an aggregate of 8 million Shares. These purchases were effected pursuant to a “Rule 10b5-1 plan” implemented in December 2007. The prices paid by Hearst for these purchases ranged from a high of $22.80 to a low of $18.69 per Share, and the average price paid per Share was $20.44. As a result of these purchases, the last of which was made on August 6, 2008, Hearst now owns approximately 82% of the Shares (after giving effect to the conversion of all of its Series B Shares). All of Hearst’s purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction. Hearst has not purchased any additional Shares since August 6, 2008.

During the last three months of 2008, general economic conditions in the United States deteriorated significantly, U.S. and global financial markets experienced a series of severe crises and the operating results of many advertising-supported media businesses (including print media, radio and television businesses) declined sharply. During this same period, the share prices of many public companies, including Hearst-Argyle, declined significantly. Hearst-Argyle’s business was affected by these developments. The deterioration in Hearst-Argyle’s operating performance in late 2008 was reflected in the financial forecasts contained in the monthly reports that Hearst-Argyle’s management routinely provides to Hearst. In a report dated July 21, 2008, Hearst-Argyle’s management forecast an operating profit for 2008 of approximately $200 million. After July, Hearst-Argyle’s management revised its 2008 profit forecast downward each month, ultimately to approximately $143 million. Hearst-Argyle’s audited financial statements at and for the year ended December 31, 2008 reflected an operating loss of over $775 million, net of the receipt of an insurance claim of $11.5 million, reflecting an impairment charge of over $926 million. The impairment charge was based on a revaluation, based principally on a discounted cash flow analysis, of the value of Hearst-Argyle’s licenses with the Federal Communications Commission (the “FCC”), and reflects a determination by Hearst-Argyle’s management that the previously recorded book value of the FCC licenses exceeded their fair value by the amount of the impairment charge.

Beginning in the fall of 2008, members of Hearst-Argyle’s management began discussing with members of Hearst’s management the difficulties that could be presented for Hearst-Argyle because of the deterioration in Hearst-Argyle’s operating results. Hearst-Argyle’s management faced the double challenge of dealing with declining revenues in the midst of what many commentators were calling the most serious U.S. recession in decades, while at the same time determining how best to deal with the need to refinance approximately $400 million of debt that was due to mature by April 2010. Hearst-Argyle’s management told Hearst that Hearst-Argyle did not want to wait until the end of 2009 to refinance the debt that would become due in 2010 because it was concerned that Hearst-Argyle’s performance could continue to weaken, which would make a refinancing more difficult and more expensive, and could result in a default under the financial covenants in Hearst-Argyle’s existing debt agreements or in a reduction of its investment grade credit ratings. Hearst-Argyle’s declining financial performance, coupled with the stressed condition of the U.S. credit markets, made the proposed refinancing a significant challenge. During the discussions between the managements of Hearst and Hearst-Argyle, Hearst was asked to consider what assistance it might provide in respect of the refinancing of Hearst-Argyle’s debt. Hearst-Argyle’s representatives explained that while they had received proposals from financial institutions that they believed should result in the required refinancings being completed successfully, the terms proposed were significantly more onerous than the terms of the debt being replaced. The indicative interest rates reflected in the proposals received by Hearst-Argyle were approximately 700 basis points higher than the interest rates on the debt to be refinanced. The discussions included the possibility that Hearst might guarantee all or a portion of Hearst-Argyle’s debt. Because of Hearst’s superior financial strength, a guarantee by Hearst of some or all of the new Hearst-Argyle debt would significantly lower the interest cost of that debt and probably would result in less onerous covenants. In addition to discussing the possibility of a guarantee by Hearst, the two managements also discussed the possibility that Hearst might directly fund a portion of the refinancing, perhaps on a subordinated basis. Hearst was reluctant to provide such substantial financing support to an 82% subsidiary such as Hearst-Argyle, at least without receiving adequate compensation, because doing so in effect would subsidize the equity returns of Hearst-Argyle’s public stockholders. Nonetheless, Hearst recognized that as the majority owner of Hearst-Argyle, Hearst would benefit from actions that would make Hearst-Argyle’s new debt less onerous and less expensive.

During the time that Hearst’s and Hearst-Argyle’s representatives were having these discussions, Hearst-Argyle’s management lowered the forecasts Hearst-Argyle previously had provided to Hearst in respect of Hearst-Argyle’s financial performance in 2009 and 2010. This indicated to Hearst that the deterioration in Hearst-Argyle’s business that began in 2008 was continuing. Following these discussions, Hearst’s representatives told Hearst-Argyle that Hearst would consider providing the requested financial support, but was not prepared immediately to commit to that support.

In light of these developments, Hearst began to reconsider its alternatives regarding Hearst-Argyle with the assistance of its advisors, and to discuss the possibility of making a proposal to acquire all of the Shares that it did not already own.

In early 2009, a representative of Private Capital Management, L.P. (“Private Capital”) contacted Hearst-Argyle’s Chief Executive Officer, Mr. Barrett. The Private Capital representative discussed with Mr. Barrett the possibility of Hearst acquiring the Shares it did not already own, so that Hearst-Argyle would become a wholly-owned subsidiary of Hearst. Subsequently, Mr. Barrett described this conversation to Frank A. Bennack, Jr., Hearst’s Chief Executive Officer, and Mr. Bennack in turn contacted the Private Capital representative. Mr. Barrett did not participate in this or the subsequent communications between Hearst and Private Capital and Hearst did not discuss those communications with him. Mr. Bennack and the Private Capital representative met on March 18, 2009 and discussed the idea of Hearst acquiring the remainder of the Shares. The Private Capital representative told Mr. Bennack he would be supportive of such a transaction provided Hearst offered “a reasonable premium to market.” He declined to name a specific price, and no specific price was discussed at the meeting.

On March 24, 2009, Mr. Bennack telephoned the representative of Private Capital with whom he had met on March 18, 2009 to inform him that Mr. Bennack was prepared to recommend to Hearst’s board of directors that Hearst offer to acquire the Shares it did not already own for $3.50 per Share. The Private Capital representative responded that in his view this offer price was not enough. After further inquiry by Mr. Bennack, the Private Capital representative refused to name a specific price. Later on March 24, Mr. Bennack called the Private Capital representative again and told him that he was prepared to recommend an offer price of $4.00 per Share to Hearst’s board of directors, so long as Private Capital would be supportive of such an offer. The Private Capital representative replied that he could not bind the accounts advised by Private Capital, but that in principle he would be supportive of a transaction at $4.00 per Share.

On March 25, 2009, Hearst held a regularly scheduled board meeting, attended by members of Hearst management and Hearst’s legal and financial advisors, in which Hearst’s board of directors considered, among other things, the possibility of offering to acquire the Shares not already owned by Hearst. Mr. Barrett did not participate in this meeting or in any other meeting of Hearst’s board of directors at which the Offer was discussed. After discussion, the board of directors determined to proceed with the Offer at a price of $4.00 per Share. Shortly thereafter, Hearst delivered the following letter:

March 25, 2009

Board of Directors
Hearst-Argyle Television, Inc.
300 West 57th Street
New York, New York 10019

Ladies and Gentlemen:

We are pleased to advise you that we intend to offer to acquire all of the outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc. that we do not currently own at a price per share of $4.00 in cash. This offer represents a premium of approximately 91% over the closing price of the shares on March 24, 2009, and a premium of approximately 125% over the average closing price of the shares for the 20 trading days immediately preceding March 24. We believe that our offer is fair to the public shareholders of Hearst-Argyle because, among other things, it provides immediate liquidity at an attractive premium to market.

As you know, we commenced a similar offer on September 14, 2007, which expired on October 12, 2007 and did not result in any shares being acquired by us because the conditions to our offer were not satisfied. Following the expiration of that offer, we decided that we would no longer seek to acquire all of the shares not already owned by us.

As you also know, on December 6, 2007, we announced our intention to engage in open-market and privately-negotiated purchases of up to 8 million shares of Series A Common Stock, which would increase our ownership to approximately 82% (on a fully-diluted basis) and allow us to consolidate Hearst-Argyle with our other operations for U.S. federal income tax purposes. As a result of these purchases and as disclosed in our Schedule 13D filing with the SEC on August 6, 2008, we now own approximately 82% of Hearst-Argyle (on a fully-diluted basis). All of our purchases during that period were conducted in the open market at prevailing market prices at the time of the transaction, and we have not purchased any additional shares since the date of that filing.

Recently, several factors have combined to cause us to reconsider our decision to forego the acquisition of the remaining publicly-held shares of Series A Common Stock. First, the substantial recent changes in the financial markets as well as in the media markets in which Hearst-Argyle operates have focused our attention on Hearst-Argyle’s capital structure, its relatively high level of indebtedness and its ability to refinance its debt on acceptable terms as it matures. We believe that if Hearst-Argyle were a wholly-owned subsidiary of Hearst it would more readily be able to navigate the troubled waters in which we find ourselves. Second, we have held discussions with the representative of a large unaffiliated shareholder of Hearst-Argyle, Private Capital Management, L.P. We believe that accounts advised by Private Capital hold over 7 million shares of Series A Common Stock. In our discussions, we were told that Private Capital is supportive of a transaction of the type we are proposing today. While Private Capital doubtless will wish to take into account your views in deciding how to respond to our tender offer, we understand from our communications that Private Capital is in principle supportive of a transaction at the price we now propose.

We intend to structure our proposed transaction as a cash tender offer made directly to the holders of shares of Series A Common Stock. Under federal securities law, you will be required to consider the offer and communicate with the holders of Series A Common Stock concerning your views regarding the offer. We expect that you will form a special committee of independent directors, as you did in response to our September 2007 offer, to consider our offer and make a recommendation to your shareholders regarding our offer. Our directors and executive officers who sit on your board will support the creation of a special committee. As it did in connection with our September 2007 offer, we expect that your special committee will retain its own legal and financial advisors to help it consider its position with respect to our offer. We intend to commence the tender offer in mid April. This will give you sufficient time to form a special committee and for the committee to hire advisors and begin its analysis. We believe that by proceeding with a tender offer Hearst-Argyle’s public shareholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

While we believe our proposal merits the support of the special committee, our proposal is not conditioned upon the special committee recommending or approving our offer.

The tender offer will be irrevocably conditioned upon the tender of a majority of the shares not owned by us or certain persons related to us. If that condition is satisfied and we buy the tendered shares, after converting our shares of Series B Common Stock we will own more than 90% of the outstanding shares of Series A Common Stock and will be entitled to use the “short-form” merger procedure to acquire any remaining shares of Series A Common Stock that we do not own. We intend to use that procedure promptly after the completion of the tender offer to acquire any remaining shares at the same per share paid in the offer. There will be no financing contingency associated with the tender offer.

A copy of the press release announcing the tender offer is enclosed for your information. We expect to make this release public later today. Please call me if you have any questions.

Sincerely yours,

Frank A. Bennack, Jr.

Hearst then issued a press release announcing the Offer.

On March 26, 2009, Hearst-Argyle issued a press release announcing the appointment of a special committee of independent directors to consider the Offer and the postponement of its May 6, 2009 annual meeting.

On April 13, 2009, Hearst-Argyle issued a press release announcing that its special committee had retained Morgan Stanley as its financial advisor and Simpson Thacher & Bartlett as its legal advisor.

On April 14, 2009, representatives of Hearst’s financial advisor, Lazard, met with representatives of Morgan Stanley to discuss the Offer. Further discussions between representatives of Hearst’s and the special committee’s respective financial advisors took place telephonically on April 15 and April 16, 2009.

On April 15, 2009, a representative of Private Capital contacted Hearst’s counsel and stated that, notwithstanding Private Capital’s previous indication of support, Private Capital would be unlikely to tender its Shares if the special committee were to recommend that Hearst-Argyle’s stockholders refrain from tendering their Shares. This information was provided to the special committee.

In mid April 2009, Hearst learned that Hearst-Argyle would report an operating loss for the first three months of 2009.

On April 21, 2009, the special committee held a meeting with its advisors. Following the meeting, the special committee’s advisors contacted Hearst’s advisors and informed them that the special committee was unwilling to recommend the Offer at $4.00 per Share. The representatives of the special committee did not name a price that would be acceptable to the special committee. Subsequently, Hearst’s and the special committee’s financial advisors held discussions regarding valuation.

On April 23, 2009, the members of the special committee participated in a telephone conference with Mr. Bennack. During the call, the special committee expressed its views on the Offer and on the range of prices that the special committee could consider supporting. At the conclusion of the call, Mr. Bennack said he would be prepared to recommend to Hearst’s board of directors that Hearst increase its offer price to $4.50 per Share. Mr. Bennack told the special committee that $4.50 per Share was the most he was prepared to recommend. The special committee members did not formally endorse or approve Hearst’s offer at that time, but indicated that, subject to completion of their analysis and further discussions with their advisors, they could be supportive of an offer at $4.50 per Share.

Late in the afternoon of Friday, April 24, 2009, Hearst’s board of directors approved an increase in the Offer price to $4.50 per Share.

On Monday morning, April 27, 2009, Hearst issued a press release announcing that it had increased the Offer price to $4.50 per Share.

On April 29, 2009, a representative of Private Capital contacted Hearst’s counsel and stated that as of that date Private Capital advised accounts holding approximately 5 million Shares. In a follow-on discussion between Hearst’s counsel and the representative, the representative confirmed that while no final decision would be made by Private Capital prior to its review and analysis of the Offer to Purchase and Hearst-Argyle’s Solicitation/Recommendation Statement on Schedule 14D-9, Private Capital remained in principle supportive of a transaction of the type being proposed by Hearst and would further expect to be supportive of a recommendation by the special committee that Hearst-Argyle’s stockholders tender their Shares at the increased offer price of $4.50 in cash per Share.

On May 3, 2009, representatives of the special committee informed representatives of Hearst that the special committee had unanimously determined that the Offer is fair to Hearst-Argyle’s stockholders (other than Hearst and its affiliates), and that the special committee would unanimously recommend, on behalf of Hearst-Argyle, that Hearst-Argyle’s stockholders accept the Offer and tender their Shares in the Offer.

2.	Purpose of and Reasons for the Offer; Hearst’s Plans for Hearst-Argyle After the Offer and the Merger; Consideration of Alternatives

The purpose of the Offer and the Merger is for Hearst to acquire all of the Shares it does not already own, with the result that Hearst-Argyle will become Hearst’s wholly-owned subsidiary. Hearst is initiating this transaction because, as described in more detail in this section, Hearst continues to believe (as it has since it decided to make the 2007 Offer) that there is no significant advantage for either company for Hearst-Argyle to remain publicly traded, and that Hearst and Hearst-Argyle each would realize various benefits from Hearst-Argyle becoming a 100% subsidiary of Hearst. In addition, as further described below, in Hearst’s opinion, recent developments have made the proposed transition to 100% ownership of Hearst-Argyle even more compelling.

When Hearst contributed most of its television broadcast group to Argyle Television, Inc. in 1997 in exchange for a controlling interest in that company, the intent was to create a “pure play” television company concentrating on the big three networks which would have a publicly traded stock that could be used as a currency for future tax-free acquisitions. After 1997, Hearst-Argyle acquired the NBC and WB affiliates in Sacramento for cash and the Pulitzer stations in a tax-free merger using stock, and engaged in several other cash and like-kind exchange transactions. Hearst-Argyle today is the largest independent owner of ABC affiliates and the second largest owner of NBC affiliates. Hearst-Argyle’s 26 owned television stations, together with the three stations owned by Hearst and managed by Hearst-Argyle, reach approximately 18% of television households in the U.S. market.

In Hearst’s opinion, the benefit it sought when it originally established Hearst-Argyle—the availability of a “pure play” acquisition currency—no longer is important. Hearst believes that Hearst-Argyle’s stock is no longer an attractive acquisition currency due to its current pricing, limited liquidity and trading history. Moreover, in a depressed stock market stockholders of target companies are less likely to desire tax-free mergers, because when share prices are low, taxable transactions do not produce significant taxable gains for stockholders.

Recent developments have further reinforced for Hearst the desirability of restructuring its relationship with Hearst-Argyle to make Hearst-Argyle a wholly-owned subsidiary. Hearst believes it would achieve some modest operating efficiencies from this change, but more importantly, this change would leave Hearst-Argyle better-positioned to obtain the new replacement debt financing it needs. Hearst-Argyle’s total debt at December 31, 2008 was $791.11 million, and its interest expense for 2008 was $59.57 million. An aggregate of approximately $400 million in principal amount of Hearst-Argyle’s debt must be repaid between now and April 2010. Hearst-Argyle’s management have advised Hearst that Hearst-Argyle is concerned that a continued deterioration in Hearst-Argyle’s operating results could result in a default under the financial covenants contained in Hearst-Argyle’s existing debt agreements, and that it wishes to refinance the debt that will be due within the next 12 months now, rather than waiting until the debt matures. Hearst-Argyle’s management has received proposals for financial institutions to provide new debt financing. The indicative interest rates quoted to Hearst-Argyle on the new debt were approximately 700 basis points higher than the rates on Hearst-Argyle’s existing debt. Hearst-Argyle’s management has asked Hearst to consider providing support for Hearst-Argyle’s refinancing of its debt, either by guaranteeing some or all of the new debt or by directly funding some or all of the new debt, possibly on a subordinated basis. Because of Hearst’s financial strength, a guarantee of the new debt would permit Hearst-Argyle to borrow at lower rates than it has been quoted for “stand-alone” borrowings. If Hearst-Argyle were a wholly-owned subsidiary of Hearst, this would be easily accomplished. Because Hearst-Argyle is partially owned by the public, however, any such support by Hearst would present some additional issues. For example, the question of whether Hearst should be compensated for providing financing support, and the appropriate form and extent of the compensation, would have to be resolved. Hearst believes it would be unfair for Hearst-Argyle’s public stockholders to receive the benefit of any financing support provided by Hearst unless Hearst were adequately compensated. This probably would be accomplished by having Hearst directly lend to Hearst-Argyle on the same terms that had been offered to Hearst-Argyle by third parties, but Hearst is reluctant to do that. While Hearst has provided minor financing support to Hearst-Argyle in the past, Hearst prefers not to provide funding on the scale that would be required here to a business it does not wholly own. Providing this type of support to Hearst-Argyle while it remained partly owned by the public also would present potential conflicts of interest. For example, if Hearst were to provide debt financing directly to Hearst-Argyle and Hearst-Argyle subsequently were to default on that debt, Heart’s interests as a lender would place it in a position of potential conflict with Hearst-Argyle’s public stockholders. These complications and the potential conflict of interest associated with Hearst’s provision of debt financing support would be eliminated if Hearst-Argyle were a wholly-owned subsidiary of Hearst.

These factors, together with those described in Special Factors — Section 1. Background; Special Factors — Section 3. The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger; Special Factors — Section 9. Effects of the Offer and the Merger; and The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations, have caused Hearst to conclude that there continues to be no compelling reason for Hearst-Argyle to remain a publicly traded company, while at the same time the disadvantages of Hearst-Argyle remaining a public company recently have become more significant and potentially more difficult to deal with.

In Hearst’s opinion, there would be a number of benefits to Hearst and to Hearst-Argyle that would follow from Hearst-Argyle becoming 100% owned by Hearst. These benefits include the following:

•	As a privately-held company, Hearst-Argyle will have greater flexibility to operate with a view to the long-term without focusing on short-term operating earnings and its associated implications to public stockholders.

•	If Hearst-Argyle becomes a wholly-owned subsidiary of Hearst, it will have greater access to Hearst’s financial and other resources. This will make it easier for Hearst-Argyle to obtain the funding it requires for its operations and to service its debt, and should lower Hearst-Argyle’s cost of borrowing.

•	By becoming a wholly-owned subsidiary of Hearst, Hearst-Argyle no longer will be subject to the potential conflicts of interest that presently can affect its dealings with Hearst, thereby freeing Hearst-Argyle from the complications and uncertainties that may be caused by those potential conflicts.

•	By ceasing to be a public company, Hearst-Argyle will benefit from the elimination of the additional burdens on Hearst-Argyle’s management, as well as the expense, associated with being a public company, including the burdens of preparing periodic reports under federal securities laws and maintaining investor relations.

•	If Hearst owns 100% of Hearst-Argyle, it will be able to utilize Hearst-Argyle’s retransmission consent rights in other parts of its business without any conflict of interest (these are rights to negotiate a grant of retransmission consent to permit a distributor to carry a station’s signal, in most cases in exchange for some form of consideration from the distributor).

•	If Hearst-Argyle becomes a wholly-owned subsidiary of Hearst, the companies together will be able to realize cost synergies and improve operational efficiencies by eliminating duplication, reducing complexity and increasing scale across Hearst’s media properties.

•	If Hearst-Argyle becomes a wholly-owned subsidiary of Hearst, the companies together will be able to more effectively share knowledge, expertise, capabilities, technologies and assets across the respective media businesses of Hearst and Hearst-Argyle, which over time should enhance innovation, flexibility and the combined organization’s ability to exploit opportunities as they arise, particularly in the current difficult economic environment.

•	As the owner of the entire equity interest in Hearst-Argyle, Hearst will obtain access to all of Hearst-Argyle’s net cash flow.

Hearst also considered that the transaction will be accretive to Hearst’s cash flow without taking into account any cost savings from the transaction. Hearst does not wish to sell any of its interest in Hearst-Argyle because Hearst believes that Hearst-Argyle’s operations and business represent an important component of the overall operations and competitive position of Hearst and its affiliates and that Hearst-Argyle is an important element of Hearst’s long-term strategic plan. For that reason, Hearst did not view such a sale as a viable alternative to its proposed acquisition of the remaining Shares it does not already own.

Hearst, having come to a determination to pursue the acquisition of the Shares it does not already own, considered various alternative transaction structures by which the acquisition might be achieved and determined to make a cash tender offer followed by a “short-form” merger. In choosing a tender offer followed by a merger, Hearst considered the following material factors:

•	A cash tender offer followed by a “short-form” merger is a transaction structure that is commonly used to effect an acquisition of the minority interests in a publicly traded company by a significant stockholder.

•	The existence of established Delaware precedent (including the Siliconix and Pure Resources cases) concerning the conduct of “going private” transactions using a tender offer and “short-form” merger.

•	Hearst-Argyle’s stockholders (other than Hearst) would likely receive the Offer Price sooner in a tender offer (like the Offer) commenced without seeking the prior approval of Hearst-Argyle’s board of directors or the special committee appointed by that board than if Hearst pursued a negotiated merger transaction with Hearst-Argyle.

•	The Offer does not compel any Hearst-Argyle stockholder to sell its Shares, and the Offer and the Merger will not be effected unless the Minimum Tender Condition is satisfied.

•	This structure entitles Hearst-Argyle’s stockholders who do not tender their Shares in the Offer to demand a judicial appraisal of the “fair value” of their Shares in accordance with Delaware law in connection with the Merger.

•	For a controlling stockholder such as Hearst that is seeking to acquire shares from a large number of public stockholders, open-market or privately-negotiated purchases would be less efficient, more complex and more time consuming than a tender offer.

These factors represent all of the material factors considered by Hearst in deciding to structure the proposed transaction as a cash tender offer followed by a “short-form” merger. Hearst did not consider any structures other than a negotiated merger, open-market purchases and privately-negotiated purchases. Hearst decided to seek to acquire the Shares it does not already own now (rather than later) because (i) Hearst agrees with Hearst-Argyle’s management that the question of how to effect Hearst-Argyle’s debt refinancing should be resolved quickly, and Hearst believes that resolution can be most efficiently achieved when the Offer and Merger are completed; (ii) a representative of an advisor to accounts representing a large percentage of the publicly-held Shares—Private Capital—has indicated that it is supportive in principle of a transaction at a price of $4.50 per Share; and (iii) Hearst believes that under current market conditions, the price it is offering should be attractive to the public stockholders of Hearst-Argyle because it represents a significant premium over market prices prevailing shortly before Hearst’s intention to make the Offer was announced (and even though within the past year the Shares had traded at much higher prices).

Hearst presently expects that after the completion of the Offer and the Merger, Hearst will retain the Shares owned by it. Hearst further expects to operate Hearst-Argyle as a going concern under its control and to review Hearst-Argyle’s assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Offer and the Merger to best organize and integrate the activities of Hearst-Argyle and Hearst (and its affiliates). Hearst expressly reserves the right to make any changes to its future plans that it deems necessary or appropriate in light of its review or future developments.

3.	The Position of The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust Regarding the Fairness of the Offer and the Merger

The rules of the Securities and Exchange Commission (the “SEC”) require The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust (collectively referred to as “Hearst” in this section unless the context otherwise requires) to express their belief as to the fairness of the Offer and the Merger to Hearst-Argyle’s stockholders who are not affiliated with them. Hearst has concluded that the Offer and the Merger are both financially and procedurally fair to Hearst-Argyle’s stockholders who are not affiliated with them (whether those stockholders tender their Shares in the Offer or decline to tender and elect instead to remain as stockholders of Hearst-Argyle). Hearst based this conclusion on the following factors:

Hearst believes that the Offer and the Merger are financially fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle because:

•	The Offer Price, which is payable both in the Offer and the Merger, represents a premium of approximately 115% over the closing price of the Shares on March 24, 2009, the last day prior to the public announcement of Hearst’s intent to make the Offer, and a premium of approximately 154% over the average closing price of the Shares for the 20 trading days immediately preceding that date. Hearst considered this factor significant even though the Shares have traded in the recent past, before the recent steep declines in the prices of the Shares and in the share prices of other publicly traded companies operating in the same sector as Hearst-Argyle, at prices much higher than the Offer Price, because in Hearst’s opinion, there has been a recent substantial deterioration, reflected in the decline in the price of the Shares, in general economic conditions, in the business sector in which Hearst-Argyle operates and in Hearst-Argyle’s own operating results, financial condition and prospects.

•	Beginning in the middle of 2008, amidst continuing weakness in the economy, advertisers reduced their spending significantly, and those reductions have had a substantial impact on advertising-supported businesses, including Hearst-Argyle. The decline in advertising spending has continued through the first quarter of 2009 and there can be no assurance that advertising spending will rebound.

•	In Hearst’s view, the changes in the economic environment, which has resulted in the deterioration in advertising spending, have fundamentally altered expectations of future cash flows and key valuation assumptions and estimates resulting in decreased valuations for Hearst-Argyle and other comparable companies relative to historical levels.

•	The fact that Hearst-Argyle incurred a net loss of approximately $9.3 million for the first three months of 2009, which confirms, in Hearst’s view, that Hearst-Argyle’s businesses are continuing to perform poorly.

•	If Hearst-Argyle were to refinance in the near future the debt due to mature by April 2010, on the terms that its management has been discussing with prospective funding sources, its interest expense would increase sharply and its already-diminished profitability would be further reduced.

•	In Hearst’s view, the preliminary financial analyses contained in a presentation provided by Lazard and considered by Hearst’s board of directors support Hearst’s conclusion that the Offer Price is fair from a financial point of view. Those analyses included, among other things, a discounted cash flow analysis with respect to Hearst-Argyle and comparisons of certain financial, operating and stock market data (including the 52-week trading range of the Shares) and financial information for selected publicly traded companies and transactions that are similar to Hearst-Argyle and the Offer, respectively. Although Hearst did not adopt Lazard’s analyses and Lazard was not requested by Hearst to, and did not, provide any conclusion or opinion to Hearst’s board of directors with respect to the fairness of the Offer from a financial perspective or otherwise, Hearst took those analyses into account, together with other factors considered by Hearst’s board of directors, in reaching its determination as to financial fairness. A summary of Lazard’s presentation and certain other information regarding Lazard and its engagement is set forth in this Offer to Purchase under Special Factors — Section 4. Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst. The position of Hearst’s Senior Vice President, Chief Financial Officer, Treasurer and Director, Ronald J. Doerfler, as a member of the boards of directors of Lazard Ltd and Lazard Group LLC, each of which is an affiliate of Lazard, did not affect Hearst’s determination that the Offer and the Merger are financially fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle because, in Hearst’s judgment, Mr. Doerfler’s position has no bearing on the integrity of the analysis conducted by Lazard. Lazard was retained by Hearst on an arms-length basis.

•	The special committee of independent directors of Hearst-Argyle’s board of directors unanimously determined that the Offer is fair to Hearst-Argyle’s stockholders (other than Hearst and its affiliates), and unanimously recommended, on behalf of Hearst-Argyle, that Hearst-Argyle’s stockholders accept the Offer and tender their Shares in the Offer. In Hearst’s view, the fact that the special committee received from Morgan Stanley, financial advisor to the Hearst-Argyle special committee, a written opinion dated May 3, 2009 to the effect that, as of such date and based upon and subject to the assumptions made, the matters considered and limitations on the review undertaken described in the opinion, the $4.50 per Share to be paid in the Offer was fair, from a financial point of view, to Hearst-Argyle’s stockholders (other than Hearst, the executive officers and directors of Hearst, the trustees of The Hearst Family Trust, Hearst-Argyle’s executive officers and Hearst-Argyle’s directors who are elected by Hearst as the holder of the Series B Shares) supports Hearst’s conclusion that the Offer Price is fair from a financial point of view. Morgan Stanley’s opinion and analysis are summarized in Hearst-Argyle’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the SEC and is being mailed to the stockholders of Hearst-Argyle with this Offer to Purchase. In addition, Morgan Stanley’s opinion is attached as an annex to the Solicitation/Recommendation Statement on Schedule 14D-9 and Morgan Stanley’s analysis is attached as an exhibit to the Schedule TO. None of Hearst or its affiliates (other than the special committee) received advice from the special committee’s legal or financial advisors as to the financial or procedural fairness of the Offer or the Merger.

•	All of Hearst-Argyle’s stockholders, including those who elect not to tender their Shares in the Offer but whose Shares instead are acquired in the Merger, have an opportunity to be paid the same price (the Offer Price) for their Shares.

•	The Offer and the Merger will provide additional liquidity for Hearst-Argyle’s unaffiliated stockholders because they provide an alternative means whereby Shares may be sold that did not exist prior to the commencement of the Offer.

•	Stockholders who do not tender their Shares in the Offer will be entitled, in connection with the Merger, to demand the appraisal of their Shares by following the procedures required by the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

Hearst believes that the Offer and the Merger are procedurally fair to Hearst-Argyle stockholders who participate in the Offer or determine to remain as stockholders of Hearst-Argyle because:

•	The Offer is subject to the majority-of-the-minority Minimum Tender Condition, which is not waivable. Hearst believes that the Hearst-Argyle stockholders who are not affiliates of Hearst are capable of evaluating the fairness of the Offer and the Merger and the Minimum Tender Condition provides meaningful procedural protections for Hearst-Argyle’s unaffiliated stockholders because if the Minimum Tender Condition is not satisfied, Hearst will not be able to consummate the Offer or the Merger.

•	Each of Hearst-Argyle’s stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer and, if the Offer and the Merger are completed and any such stockholder has elected not to tender, the stockholder will be entitled to receive the same type and amount of consideration in the Merger that the stockholder would have received in the Offer.

•	Stockholders who do not tender their Shares in the Offer will be entitled, in connection with the Merger, to demand the appraisal of their Shares by following the procedures required by the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

•	Unaffiliated stockholders will have sufficient time to make a decision whether or not to tender because the Offer will remain open for 20 business days (unless extended by Hearst) and Hearst announced its intention to make the Offer on March 25, 2009, significantly in advance of the date the Offer was launched. If Hearst amends the Offer to include any material additional information, Hearst will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow stockholders to consider the amended information.

•	By advising Hearst-Argyle’s board of directors on March 25, 2009 of its intention to make the Offer but then deferring the launch of the Offer until May 4, 2009, Hearst allowed a reasonable period of time for Hearst-Argyle’s board to appoint a special committee of independent directors and for the special committee to retain advisors and conduct their analysis of the Offer. Accordingly, Hearst-Argyle’s unaffiliated stockholders will receive the benefit of the analysis performed by the special committee in a time frame that allowed for careful deliberation.

•	Hearst-Argyle formed a special committee of independent directors to review, evaluate and make recommendations to stockholders (other than Hearst) with respect to the Offer, and that committee retained Morgan Stanley as its financial advisor and Simpson Thacher & Bartlett as its legal advisor. Hearst-Argyle has reported in a document filed with the SEC that the board of directors of Hearst-Argyle has determined that the directors who comprise the special committee are independent in accordance with the listed company standards of the New York Stock Exchange (the “NYSE”). These standards provide, among other things, that no director qualifies as independent unless the board of directors affirmatively determines that the director has no material relationship with the listed company (for these purposes, the “listed company” includes any parent or subsidiary in a consolidated group with the company, which would include

Hearst). The members of the special committee are not officers or directors of Hearst or appointed by Hearst to the board of Hearst-Argyle and, to the knowledge of Hearst, they otherwise have no relationship with Hearst that would require related-party disclosure under U.S. securities laws. These same independent directors previously demonstrated their independence from Hearst by recommending that Hearst-Argyle’s public stockholders reject the 2007 Offer.

Hearst also considered the following factors, each of which it considered negative in its considerations concerning the fairness of the terms of the Offer and the Merger:

•	With respect to the Offer Price, Hearst’s financial interest in acquiring the Shares for a low price is adverse to the financial interest of Hearst-Argyle’s other stockholders in selling their Shares for a high price.

•	The Shares have historically traded at significantly higher levels than the Offer Price. When Hearst-Argyle was formed in August 1997, the value of the Shares was $26.50 per share based on the terms of the transaction. The Shares reached an all time high closing price of $40.00 per share in June 1998 and an all time low closing price of $1.46 per share in March 2009. This trading price history suggests that many of Hearst-Argyle’s stockholders may have acquired their Shares at prices significantly higher than the current trading levels.

•	Hearst offered to buy the Shares for $23.50 per Share in the 2007 Offer, and pursuant to a plan implemented in December 2007, has purchased substantial numbers of Shares at prices substantially higher than the Offer Price. The purchase prices paid by Hearst in the purchases made between December 2007 and August 2008 ranged from $18.69 to $22.80 per Share, and averaged $20.44. Hearst’s most recent purchase of Shares occurred in August 2008, when it purchased Shares for as much as $20.00 per Share.

•	Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger will cease to participate in future earnings or growth, if any, of Hearst-Argyle and will not benefit from increases, if any, in Hearst-Argyle’s value, including any increases due to a general economic recovery.

•	As described in The Offer — Section 5. Material U.S. Federal Income Tax Consequences, the sale of Shares in the Offer will be a taxable transaction to selling stockholders.

Hearst did not find it practicable to assign, nor did it assign, specific relative weights to the individual factors considered in reaching its conclusion as to fairness. In reaching its conclusion as to fairness, Hearst did not consider net book value, which is an accounting concept, as a factor because it believes that net book value is not a material indicator of the value of Hearst-Argyle as a going concern but rather is indicative of historical costs. Hearst-Argyle’s net book value per share as of December 31, 2008, calculated by dividing stockholders’ equity by the number of shares of common stock outstanding on such date, was $14.67. Hearst also did not consider the liquidation value of Hearst-Argyle’s assets, and did not perform a liquidation analysis, because it considers Hearst-Argyle to be a viable going concern. In addition, the liquidation of Hearst-Argyle’s assets was not considered to be a viable course of action based on Hearst’s desire for Hearst-Argyle to continue to conduct its business as a subsidiary of Hearst and remain an integral component of Hearst’s overall long-term strategy. Moreover, because net book value is based on historical costs, Hearst believes that it is a useful proxy for Hearst-Argyle’s liquidation value. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Hearst believes that the liquidation value of Hearst-Argyle is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders.

While Hearst considered the recent trading history of the Shares and the prices it has paid for Shares, and noted that in both cases they reflected prices substantially above the Offer Price, Hearst concluded that these factors were not important in determining present value. In Hearst’s judgment, the prices it or anyone else paid in the past are not indicative of the value of the Shares as of the date of this Offer to Purchase in light of Hearst-Argyle’s current business operations and future prospects. Hearst believes this is particularly the case in light of the recent major adverse developments in the U.S. economy and financial markets and in the financial performance of Hearst-Argyle and other advertiser-supported media businesses. Also, the purchases of Shares made by Hearst through early August 2008 were made pursuant to a plan put in place in December 2007 for the purpose of increasing Hearst’s ownership to approximately 82% of the total number of Shares and Series B Shares outstanding—a level of ownership that would allow Hearst to obtain the benefits of consolidation for U.S. federal income tax purposes. Accordingly, the prices paid in those purchases are not necessarily indicative of Hearst’s opinion as to the value of the Shares at the time of the purchases, and in Hearst’s view have no relevance to the value of the Shares today.

Hearst is not aware of any firm offers made by third parties to acquire Hearst-Argyle during the past two years and did not solicit any such offers during that period. In any event, Hearst has no intention of selling the Shares beneficially owned by it, and therefore did not consider the possibility that any such offers might be made in reaching its conclusion as to fairness. To Hearst’s knowledge, a majority of the directors of Hearst-Argyle who are not employees of Hearst-Argyle have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of preparing a report concerning the fairness of the transaction. Because the special committee of Hearst-Argyle’s board of directors retained Morgan Stanley and Simpson Thacher & Bartlett as its financial and legal advisors to assist it in considering the Offer and in light of the procedural safeguards discussed above, however, Hearst does not believe that the failure to retain such a representative is material.

Hearst’s consideration of the factors described above reflects its assessment of the fairness of the Offer Price payable in the Offer and the Merger to Hearst-Argyle’s unaffiliated stockholders (including stockholders who tender their Shares in the Offer as well as stockholders who decline to tender their Shares and whose Shares are instead acquired through the Merger) in relation to the going concern value of Hearst-Argyle on a stand-alone basis. Hearst implicitly considered the value of Hearst-Argyle in a sale as a going concern by taking into account Hearst-Argyle’s current and anticipated business, financial conditions, results and operations, prospects and other forward-looking matters. Hearst did not, however, explicitly calculate a stand-alone going concern value of Hearst-Argyle because Hearst believes that going concern value is not an appropriate method of determining the value of the Shares for the purpose of the Offer and the Merger. A valuation that contemplates the sale of a company as a going concern incorporates into that valuation a premium for the control of that company. In light of the fact that Hearst already has, and will continue to have, control of Hearst-Argyle, Hearst does not believe that it would be appropriate for the Shares of the unaffiliated stockholders to be valued on a basis that includes a control premium.

The foregoing discussion of the information and factors considered and weight given by Hearst is not intended to be exhaustive, but includes the material factors considered by Hearst. Hearst’s views as to the financial and procedural fairness of the Offer and the Merger should not be construed as a recommendation to any stockholder as to whether the stockholder should tender the stockholder’s Shares in the Offer, seek to remain as a stockholder of Hearst-Argyle, demand appraisal rights pursuant to the DGCL in connection with the Merger or otherwise.

4.	Summary of Presentation of Lazard Frères & Co. LLC to the Board of Directors of Hearst

Hearst has retained Lazard as its sole financial advisor in connection with Hearst’s proposed acquisition of Hearst-Argyle and as Dealer Manager for the Offer. Hearst selected Lazard because of its qualifications, experience and reputation in investment banking and mergers and acquisitions, including its routine financial analysis of businesses and securities in connection with transactions such as the Offer and its familiarity with the industry in which Hearst-Argyle operates. Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services.

At a meeting of the board of directors of Hearst held on March 25, 2009, Lazard presented to Hearst’s board of directors certain preliminary financial analyses prepared by Lazard with respect to Hearst-Argyle (the “Lazard Presentation”). The Lazard Presentation was prepared for Hearst’s board of directors to assist Hearst in its evaluation of Hearst-Argyle from a financial perspective. Lazard did not recommend any specific consideration to Hearst’s board of directors or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s analyses were only one of many factors taken into consideration by Hearst’s board of directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of Hearst’s board of directors or Hearst’s management with respect to the Offer Price. The Lazard Presentation does not address the merits of the underlying decision by Hearst to engage in the Offer or the Merger or the relative merits of the Offer or the Merger as compared to any other transaction or business strategy in which Hearst might engage. The Lazard Presentation is not intended to, and does not, constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger.

Hearst did not request, and Lazard did not provide, any conclusion or opinion to Hearst’s board of directors with respect to the fairness of the Offer from a financial perspective or otherwise. The summary of the Lazard Presentation is included here only because the Lazard Presentation was reviewed by the board of directors of Hearst, an affiliate of Hearst-Argyle, in connection with its evaluation of Hearst-Argyle from a financial perspective. The following summary does not purport to be a complete description of the Lazard Presentation and is qualified in its entirety by reference to the Lazard Presentation. The Lazard Presentation was not intended to provide the sole basis for Hearst’s evaluation of Hearst-Argyle and does not purport to contain all relevant information relating to Hearst-Argyle. The Lazard Presentation was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the Lazard Presentation.

In preparing the Lazard Presentation, Lazard assumed and relied upon the accuracy and completeness of the information provided to or otherwise reviewed by Lazard, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of Hearst-Argyle or concerning the solvency or fair value of Hearst-Argyle, and Lazard was not furnished with any such valuation or appraisal. With respect to financial forecasts and other data prepared by Hearst-Argyle’s management and provided to Lazard by Hearst’s management relating to Hearst-Argyle under alternative business scenarios, Lazard assumed, at Hearst’s direction, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Hearst-Argyle as to Hearst-Argyle’s future financial performance under the alternative business scenarios reflected in the forecasts. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based. Lazard did not express any view as to any tax or other consequences that might result from the Offer or the Merger, nor did Lazard address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Hearst obtained such advice as it deemed necessary from qualified professionals. Lazard also did not express any view or opinion as to the price at which the Shares would trade at any time. Except as described above, Hearst imposed no other instructions or limitations on Lazard with respect to the investigations made or the procedures followed by Lazard in preparing its analyses.

In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Hearst and Hearst-Argyle. No company, business or transaction used in Lazard’s analyses is identical to Hearst-Argyle or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or businesses analyzed. The estimates contained in the Lazard Presentation and the ranges of valuations resulting from any particular analysis contained therein are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Summary of Preliminary Financial Analyses

The following is a summary of the material preliminary financial analyses presented by Lazard to the board of directors of Hearst on March 25, 2009. In connection with its analyses, Lazard utilized financial forecasts prepared by Hearst-Argyle’s management under two alternative business scenarios with respect to Hearst-Argyle, referred to as the Base Case and the Sensitivity Case, which are described under Special Factors — Section 5. Hearst-Argyle Financial Projections. Generally, the Sensitivity Case reflected lower revenues and profitability during calendar year 2009 and thereafter than the Base Case. Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for Hearst-Argyle was adjusted for stock-based compensation expense and excluded equity income from unconsolidated investments. The Lazard Presentation does not include a comparison of the Offer Price with the per Share reference ranges set forth below as the Offer Price was not determined by Hearst’s board of directors at the time the Lazard Presentation was reviewed with the board.

Selected Companies Analysis.  Lazard reviewed publicly available financial and stock market information for Hearst-Argyle and eight selected publicly traded companies in the television broadcasting industry. Five of the selected companies—Belo Corp., Gray Television, Inc., LIN Television Corporation, Nexstar Broadcasting Group, Inc. and Sinclair Broadcast Group, Inc.—operate either solely or primarily in the television broadcasting industry as does Hearst-Argyle, and three of the selected companies—Entravision Communications Corporation, Media General, Inc. and The E.W. Scripps Company—are more diversified companies with operations in the television broadcasting industry but also in other media industries. Lazard reviewed, among other things, enterprise values of the selected companies, calculated as equity market value based on closing stock prices on March 23, 2009, plus debt (at both market value, as of March 23, 2009, and book value) and preferred stock, less cash, cash equivalents and unconsolidated investments, as a multiple of average estimated EBITDA for calendar years 2009 and 2010. Lazard then applied a range of selected EBITDA multiples derived from the selected companies of 4.5x to 6.0x to Hearst-Argyle’s average estimated EBITDA for calendar years 2009 and 2010 under the Base Case and the Sensitivity Case. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Implied enterprise values for Hearst-Argyle reflected the market value, as of March 23, 2009, of Hearst-Argyle’s publicly traded debt and the face value of Hearst-Argyle’s other debt. This analysis indicated the following implied per Share reference ranges for Hearst-Argyle under the Base Case and the Sensitivity Case:

Implied Per Share Reference Ranges for Hearst-Argyle
Base Case	Sensitivity Case

$2.00 — $4.90	$0.00 — $2.05

Discounted Cash Flow Analysis.  Lazard performed a discounted cash flow analysis of Hearst-Argyle to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Hearst-Argyle’s management forecasted Hearst-Argyle to generate from calendar year 2009 through calendar year 2013 under the Base Case and the Sensitivity Case. Lazard calculated estimated terminal values for Hearst-Argyle by applying a range of EBITDA terminal value multiples of 4.5x to 6.0x to Hearst-Argyle’s average estimated EBITDA for calendar years 2012 and 2013. The standalone, unlevered, after-tax free cash flows and terminal values were then discounted to present value using discount rates ranging from 9.0% to 12.0%, which discount rates were derived taking into consideration, among other things, a weighted average cost of capital calculation and publicly available research analysts’ estimates of the weighted average cost of capital for Hearst-Argyle and the selected companies. Implied enterprise values for Hearst-Argyle reflected the book value, as of December 31, 2008, of Hearst-Argyle’s debt. This analysis indicated the following implied per Share reference ranges for Hearst-Argyle under the Base Case and the Sensitivity Case:

Implied Per Share Reference Ranges for Hearst-Argyle
Base Case	Sensitivity Case

$3.20 — $7.05	$2.25 — $5.80

Other Factors

In addition to the financial analyses described above, Lazard also reviewed or performed the following:

52-Week Trading Range.  Using publicly available information, Lazard reviewed the 52-week trading range of the Shares from March 24, 2008 to March 23, 2009. The intra-day trading range of Shares during such period was between $1.38 and $24.50 per Share.

Equity Research Target Prices.  Using publicly available research analysts’ estimates, Lazard reviewed such analysts’ next 12 months per Share price targets, which ranged from $2.00 to $3.00. Lazard then calculated the implied present values, as of March 23, 2009, of such price targets to be approximately $1.65 to $2.50 per Share using a discount rate of 19.6%, which discount rate was derived taking into consideration, among other things, a calculated cost of equity estimate for Hearst-Argyle.

Premiums Paid Analysis.  Lazard reviewed the premiums paid in selected minority buy-out transactions involving U.S. public target companies with transaction values of greater than $50 million but less than or equal to $250 million announced between August 1, 2007 and March 23, 2009, relative to the closing stock prices of the target companies in such transactions one trading day, one week and four weeks prior to public announcement of the relevant transaction. Lazard also reviewed such premiums in selected minority buy-out transactions involving U.S. public target companies with transaction values of greater than $250 million announced between January 2000 and March 2009. Lazard then applied a range of selected premiums derived from the selected minority buy-out transactions of 15% to 35% to the closing price of Shares on March 23, 2009 and the closing price of Shares one week and four weeks prior to March 23, 2009. This analysis indicated an implied per Share reference range for Hearst-Argyle of approximately $2.60 to $3.05.

Selected Transactions Analysis.  Lazard reviewed publicly available financial information relating to selected mergers and acquisitions transactions involving companies in the television broadcasting industry announced between December 2004 and March 2009. Lazard reviewed, among other things, transaction values (calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus debt and preferred stock, less cash, cash equivalents and unconsolidated investments) as multiples, to the extent publicly available, of the target company’s latest 12 months EBITDA and average estimated EBITDA for the then current calendar year and forward calendar year. Lazard also reviewed the premiums derived from comparing latest 12 months EBITDA multiples for selected transactions announced in 2005, 2006 and 2007 relative to the average latest 12 months EBITDA trading multiples of certain companies in the television broadcasting industry during the corresponding year. Taking these premiums and average EBITDA multiples for the selected transactions into account, Lazard then applied a range of selected EBITDA multiples of 7.0x to 8.5x to Hearst-Argyle’s average estimated EBITDA for calendar years 2009 and 2010 under the Base Case and the Sensitivity Case. Financial data of the selected transactions were based on publicly available information at the time of the relevant transaction. Implied transaction values for Hearst-Argyle reflected the book value, as of December 31, 2008, of Hearst-Argyle’s debt. This analysis indicated an implied per Share reference range for Hearst-Argyle of approximately $5.60 to $8.55 under the Base Case and approximately $2.25 to $4.50 under the Sensitivity Case. Lazard noted that, unlike the Offer and the Merger, the selected transactions generally involved a change of control and a related “control” premium (i.e., a premium paid to purchase a majority or controlling position in a company). In addition, Lazard noted the absence of recent material transactions in the television broadcasting industry and the downward trend in publicly available transaction multiples for the selected transactions over the period 2005 to 2007.

A copy of the Lazard Presentation is filed as an exhibit to Hearst’s Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer and may be obtained in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle under Available Information. Copies of the Lazard Presentation may be made available for inspection and copying during regular business hours by any stockholder or its representative who has been designated in writing by contacting the Information Agent using the information set forth on the back cover of this Offer to Purchase.

For a description of the terms of Lazard’s engagement, see the discussion under The Offer — Section 15. Fees and Expenses. Lazard has provided and may currently or in the future provide investment banking services to Hearst for which Lazard has received or may receive customary fees. Ronald J. Doerfler, Senior Vice President, Chief Financial Officer, Treasurer and a member of the board of directors of Hearst, is also a director of Lazard Ltd and Lazard Group LLC, affiliates of Lazard.

5.	Hearst-Argyle Financial Projections

In early 2009, in connection with ongoing discussions between Hearst and Hearst-Argyle over Hearst-Argyle’s proposed debt refinancing, Hearst-Argyle’s management provided Hearst with internally prepared financial forecasts of Hearst-Argyle’s financial performance for the 5-year period ending 2013, which Hearst-Argyle’s management indicated had been prepared principally for the benefit of banks and other financial institutions in connection with Hearst-Argyle’s debt refinancing discussions. The forecasts presented two cases: a base case and a sensitivity case (which reflects a lower level of financial performance by Hearst-Argyle). Those financial forecasts are summarized below:

Hearst-Argyle Management Base Case Projections
(thousands of dollars)

	2009	2010	2011	2012	2013

Total Revenues	$640,992	$726,482	$679,731	$767,326	$707,224

Operating Income	100,666	172,846	131,952	219,966	156,110

Net Income	23,769	63,618	48,668	110,937	78,761

EBITDA(a)	149,753	232,533	191,014	279,997	216,141

(a)	EBITDA calculation is increased by projected stock-based compensation expense.

Hearst-Argyle Management Sensitivity Case Projections
(thousands of dollars)

	2009	2010	2011	2012	2013

Total Revenues	$595,889	$679,945	$632,372	$766,784	$658,682

Operating Income	56,878	127,480	85,975	219,440	108,983

Net Income (Loss)	(7,175)	32,098	13,262	98,555	35,229

EBITDA(a)	105,965	187,167	145,037	279,471	169,014

(a)	EBITDA calculation is increased by projected stock-based compensation expense.

Hearst-Argyle’s operating results for the three months ended March 31, 2009 are closer to the sensitivity case projections than the base case projections.

These projections have been included in this Offer to Purchase for the limited purposes of giving stockholders access to financial projections that were prepared by Hearst-Argyle’s management and delivered to Hearst. This financial information was prepared by Hearst-Argyle’s management for limited confidential use and not with a view to publication. These projections were not prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. These projections were based on assumptions concerning Hearst-Argyle operations, business prospects and other revenue and operating assumptions. Projected information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in Hearst-Argyle’s filings with the SEC and elsewhere in this Offer to Purchase. These uncertainties and contingencies are difficult to predict, and many are beyond the ability of Hearst or Hearst-Argyle to control. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than those set forth above. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that Hearst or its affiliates or representatives considered or consider such data to be a necessarily predictive of actual future events, and such data should not be relied upon as such. Neither Hearst nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Hearst-Argyle compared to the information contained in these projections, and none of them intends or undertakes to provide any updates or revisions to these projections.

These projections also were provided to Hearst’s financial advisor and used in connection with the Lazard Presentation. The EBITDA numbers reflected in the Lazard Presentation differ from those shown above because the EBITDA calculations reflected in Hearst-Argyle’s projections followed the methodology prescribed under Hearst-Argyle’s principal credit facilities. Notably, this methodology involved adding back to operating income (among other items) Hearst-Argyle’s stock-based compensation expense. By contrast, the EBITDA data for Hearst-Argyle in the Lazard Presentation reflected a methodology commonly used for financial analyses in which stock-based compensation expense is not added back to operating income. Using the methodology reflected in the Lazard Presentation, the amounts of EBITDA based on the projections prepared by Hearst-Argyle’s management are as follows:

Revised EBITDA(a)
(thousands of dollars)

	2009	2010	2011	2012	2013

Base Case	$142,853	$225,633	$184,114	$273,097	$209,241

Sensitivity Case	99,065	180,267	138,137	272,571	162,114

(a)	EBITDA calculation is not increased by projected stock-based compensation expense.

6.	Transactions and Arrangements Concerning the Shares

Except as described in this Offer to Purchase, including Schedule B to this Offer to Purchase, neither Hearst nor, to the best of its knowledge, any of the persons listed in Schedule A to this Offer to Purchase nor any associate or majority-owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, has engaged in any transactions in Shares in the past 60 days or is a party to any agreement, arrangement or understanding with any other person with respect to the Shares or any other securities of Hearst-Argyle (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). Schedule B to this Offer to Purchase also sets forth certain details regarding acquisitions of Shares by Hearst during the past two years.

As of the date of this Offer to Purchase, Hearst owns all 41,298,648 of the issued and outstanding Series B Shares, each of which is immediately convertible into one Series A Share at Hearst’s election.

The Series B Shares vote together with the Shares as a single class on all matters submitted to a vote of stockholders, with each such share entitling the holder thereof to one vote on all such matters. With respect to the election of directors to Hearst-

Argyle’s board, however, holders of Series A Shares are entitled to vote separately as a class in order to elect two directors, and holders of Series B Shares (in this case, Hearst), are entitled to vote separately as a class in order to elect the balance of Hearst-Argyle’s board of directors, which shall not be less than a majority of the entire board. In connection with Hearst’s contribution of assets to Hearst-Argyle in 1997, Hearst agreed, among other things, that for so long as it held any Series B Shares it would vote its Series A Shares with respect to the election of directors only in the same proportion as the Series A Shares not held by Hearst are voted.

Hearst-Argyle is exempt from the NYSE listing requirement to have, and does not have, a standing nominating committee. As a result of its 100% ownership of the Series B Shares, Hearst has the power to elect a majority of the directors to Hearst-Argyle’s board of directors. Due to its ability to elect a majority of the board, Hearst directors have the ability to control the related nominations for election, except to the extent nominations for election are presented by any of Hearst-Argyle’s other stockholders.

7.	Related-Party Transactions

Hearst-Argyle has engaged in certain transactions and is a party to certain arrangements with Hearst and certain of its affiliates. Information regarding these transactions, including the amounts involved, is set forth on Schedule C to this Offer to Purchase, as well as in Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2008 under Note 12 to the Consolidated Financial Statements included in that Report, in the Amendment, dated April 30, 2009, to Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2008, under Item 13 of Part III, “Certain Relationships and Related Transactions, and Director Independence,” included in that Report, and in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, under Note 10 to the unaudited Condensed Consolidated Financial Statements included in that Report.

Except as set forth in this Offer to Purchase, including Schedule C to this Offer to Purchase and the SEC filings made by Hearst-Argyle and referred to in the preceding paragraph, there have been no negotiations, transactions or material contacts during the past two years between Hearst, or, to the best of its knowledge, any of the persons listed in Schedule A to this Offer to Purchase, on the one hand, and Hearst-Argyle or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets nor to the best knowledge of Hearst have there been any such negotiations or material contacts between subsidiaries, executive officers and directors. Except as described in this Offer to Purchase, including Schedule C to this Offer to Purchase, neither Hearst nor, to the best of its knowledge, any of the persons listed in Schedule A to this Offer to Purchase, has since the date hereof had any transaction with Hearst-Argyle or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

8.	Possible Actions by Hearst with Regard to Hearst-Argyle if the Offer is Not Completed

If the Offer is not completed, Hearst will re-evaluate its options with respect to the Shares not owned by it.

In particular Hearst may consider:

•	engaging in open-market or privately-negotiated purchases of Shares and/or converting some or all of the Series B Shares held by Hearst into Series A Shares to increase Hearst and its subsidiaries’ aggregate ownership of the Shares to at least 90% of the then-outstanding Shares and then effecting a “short-form” merger pursuant to Section 253 of the DGCL;

•	proposing that Hearst and Hearst-Argyle enter into a merger agreement, which would require the approval of Hearst-Argyle’s board of directors and the vote of the Shares in favor of the merger agreement; or

•	keeping outstanding the public minority interest in Hearst-Argyle, in which case the public stockholders of Hearst-Argyle would, absent a sale by them in the public markets, retain their Shares and would realize the benefit of any improvement in Hearst-Argyle’s business or profitability but would also bear the risk that the trading price per share could decline to a price that is less than the Offer Price, or that the Shares become less readily marketable.

If Hearst were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Hearst-Argyle to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per share to the public stockholders of Hearst-Argyle that are more or less than or the same as the Offer Price.

9.	Effects of the Offer and the Merger

The consummation of the Offer and Merger will affect Hearst-Argyle and its stockholders in a variety of ways.

If the Offer is completed, Hearst will convert its Series B Shares into Series A Shares promptly after it purchases the Shares tendered in the Offer. When it does so, it expects it will own at least 90% of the outstanding Shares. On that basis, Hearst will be entitled to, and will, as soon as reasonably practicable, complete the Merger pursuant to the “short-form” merger provisions of the DGCL. The Merger is expected to occur as soon as practicable after completion of the Offer. After the Merger, Hearst-Argyle will be a wholly-owned subsidiary of Hearst. Pursuant to the “short-form” merger provisions of the DGCL, the Merger will be consummated without a vote of Hearst-Argyle’s stockholders or board of directors. Non-tendering stockholders will have the right to demand a judicially determined “fair value” for their Shares by properly exercising appraisal rights under the DGCL. See The Offer — Section 9. Merger and Appraisal Rights; “Going Private” Rules.

As a result of the Offer, Hearst’s interest in Hearst-Argyle’s net book value and net earnings or loss will increase to the extent of the number of Shares it acquires. For example, according to the Annual Report on Form 10-K filed by Hearst-Argyle with the SEC for the year ended December 31, 2008, Hearst-Argyle’s net book value at December 31, 2008 was $1,373,623,000 and for the year then ended it had a net loss of $516,457,000. Assuming Hearst owned 82% of the outstanding Shares throughout 2008, Hearst’s interest in Hearst-Argyle’s net book value and net loss would have been approximately $1,126,370,860 and $423,494,740, respectively. Following consummation of the Merger, Hearst’s interest in those items will increase to 100%, and Hearst will be entitled to all other benefits resulting from Hearst’s 100% ownership of Hearst-Argyle, including all income generated by Hearst-Argyle’s operations and any future increase in Hearst-Argyle’s value. Similarly, Hearst will also bear all of the risk of losses generated by Hearst-Argyle’s operations and any decrease in the value of Hearst-Argyle after the Offer and Merger. Upon consummation of the Merger, Hearst-Argyle will become a privately-held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of Hearst-Argyle after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by Hearst-Argyle’s operations or decline in the value of Hearst-Argyle after the Offer and Merger. Hearst does not expect the Offer and Merger to result in any material U.S. federal income tax consequences to Hearst-Argyle.

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The Shares currently are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are quoted on the NYSE under the symbol “HTV.” Upon consummation of the Merger, Hearst-Argyle will become a privately-held corporation, and there will be no public market for the Shares, the Shares will cease to be quoted on the NYSE and price quotations with respect to sales of Shares in the public market will no longer be available. In addition, after the Merger, registration of the Shares under the Exchange Act will be terminated, and Hearst-Argyle will no longer be required to file periodic reports with the SEC.

See also The Offer — Section 13. Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.

The Offer

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in this Offer to Purchase (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Hearst will accept for payment, and pay for, all Shares validly tendered on or prior to the Expiration Date (as defined below). See The Offer — Section 2. Acceptance for Payment and Payment for Shares; The Offer — Section 4. Withdrawal Rights; and The Offer — Section 11. Conditions of the Offer. “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, June 2, 2009, unless Hearst shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Hearst, shall expire.

Hearst may elect, in its sole discretion, to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”). A Subsequent Offering Period, if provided, will not be an extension of the Offer. A Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, in which stockholders may tender Shares not tendered during the Offer. If Hearst decides to provide for a Subsequent Offering Period, Hearst will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC, Hearst expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to the Depositary and issuing a press release announcing the extension in accordance with applicable SEC rules. During any such extension of the Offer, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering stockholder to withdraw the stockholder’s previously tendered Shares. See The Offer — Section 4. Withdrawal Rights. Subject to the applicable rules and regulations of the SEC, Hearst also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions to the Offer are not then satisfied and (ii) to waive any condition (other than the Minimum Tender Condition) and to add, supplement or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof. Notwithstanding anything in this paragraph to the contrary, the Minimum Tender Condition may not be waived. If Hearst elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (but not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary. If Hearst accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offer and, on the terms and subject to the conditions of the Offer, it will promptly pay for all Shares so accepted for payment and will immediately accept for payment and promptly pay for all Shares as they are tendered in any Subsequent Offering Period. Hearst confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

Any delay, termination, amendment, waiver or change of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6 and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change) and without limiting the manner in which Hearst may choose to make any public announcement, Hearst shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

Hearst confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer (other than the Minimum Tender Condition, which it may not waive), Hearst will extend the Offer to the extent required by Rules 14d-4(d), 14d-6 and 14e-1 under the Exchange Act.

If, during the Offer, Hearst, in its sole discretion, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten business day period. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Hearst-Argyle has provided Hearst with its stockholder lists and related records for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, and the related Letter of Transmittal and other relevant materials, will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment, Hearst will accept for payment, and will pay for, Shares validly tendered as promptly as practicable after the expiration of the Offer. If there is a Subsequent Offering Period, all Shares validly tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Subject to applicable rules of the SEC, Hearst expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See The Offer — Section 11. Conditions of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other required documents, or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”).

Outstanding Shares that were issued pursuant to compensation plans of Hearst-Argyle and are subject to restrictions on the holder’s ability to sell or otherwise transfer those Shares may not be tendered in the Offer and will instead (subject to the holder’s right to exercise appraisal rights under Delaware law) be converted in the Merger into the right to receive the same price per Share Hearst paid in the Offer.

For purposes of the Offer, Hearst will be deemed to have accepted for payment Shares validly tendered as, if and when Hearst gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Hearst and transmitting such payments to the tendering stockholders. Under no circumstances will interest on the purchase price for tendered Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following the expiration or termination of the Offer.

Hearst reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Hearst of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedure for Accepting the Offer and Tendering Shares

Valid Tender by Stockholders Shown on the Books and Records of Hearst-Argyle (Other Than Stockholders Holding Through the Facilities of The Depositary Trust Company (DTC)).  To tender Shares pursuant to the Offer, tendering stockholders whose ownership of Shares is reflected directly on the books and records of Hearst-Argyle (whether in certificated or book-entry format) must (a) deliver to the Depositary prior to the Expiration Date at one of its addresses set forth in the Letter of Transmittal a properly completed Letter of Transmittal, duly executed in accordance with the instructions to the Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal or (b) comply with the guaranteed delivery procedures set forth below.

Valid Tender by Book-Entry Delivery by Stockholders who Hold Through the Facilities of The Depositary Trust Company (DTC).  The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for the transfer. An Agent’s Message (as defined below) in lieu of a Letter of Transmittal is sufficient for these purposes if it is transmitted to and received by the Depositary by the Expiration Date, and tendering institutions also may comply with the guaranteed delivery procedures described below. “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Hearst may enforce such agreement against the participant.

Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that the stockholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Any Shares properly withdrawn will not be considered validly tendered for purposes of the Offer.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be Medallion guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be Medallion guaranteed if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, and such registered holder(s) has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers Medallion guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for those Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender the Shares by following all of the procedures set forth below:

(i)	such tender is made by or through an Eligible Institution;

(ii)	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Hearst, is received by the Depositary, as provided below, prior to the Expiration Date;

(iii)	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery (“trading day” is any day on which the NYSE is open for business); and

(iv)	the Notice of Guaranteed Delivery is delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and includes a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Other Requirements.  Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) a Book-Entry Confirmation with respect to the transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility (an Agent’s Message in lieu of the Letter of Transmittal is sufficient for these purposes) or (b) a Letter of Transmittal, properly completed and duly executed, with any required signature Medallion guarantees and any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Letters of Transmittal or Book-Entry Confirmations are actually received by the Depositary.

Under no circumstances will interest on the Offer Price be paid by Hearst, regardless of any extension of the Offer or any delay in paying for tendered Shares.

Acceptance for Payment Constitutes an Agreement.  Hearst’s acceptance for payment of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Hearst upon the terms and subject to the conditions of the Offer.

Appointment.  By executing a Letter of Transmittal as set forth above, the tendering stockholder irrevocably appoints the officers and designees of Hearst as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Hearst and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after May 4, 2009. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Hearst deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Hearst’s officers or designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of Hearst-Argyle, by written consent in lieu of any such meeting or otherwise. Hearst reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Hearst’s payment for such Shares, Hearst must be able to exercise full voting rights with respect to such Shares.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Hearst in its sole discretion, which determination will be final and binding. Hearst reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Hearst’s counsel, be unlawful. Hearst also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating to that tender have been cured or waived. None of Hearst, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Hearst’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

Backup U.S. Federal Tax Withholding.  Under the backup U.S. federal tax withholding laws applicable to certain Hearst-Argyle stockholders, the Depositary may be required to withhold 28% of the amount of any payments made to certain Hearst-Argyle stockholders pursuant to the Offer or the Merger. To avoid being subject to backup U.S. federal tax withholding, a U.S. person (including a U.S. resident alien) must provide the Depositary with its correct taxpayer identification number and certify that it is not subject to backup U.S. federal tax withholding by completing the Substitute Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. A tendering stockholder that is not a non-U.S. person (other than a U.S. resident alien) may avoid being subject to backup withholding by establishing the stockholder’s entitlement to an exemption by providing the Depositary with an appropriate IRS Form W-8, copies of which can be obtained from the Depositary. Backup withholding is not an additional tax. To the extent amounts withheld exceed a stockholder’s actual

U.S. federal income tax liability, the stockholder may claim a refund by providing the required information to the IRS. See Instruction 8 of the Letter of Transmittal.

4.	Withdrawal Rights

Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration or termination of the Offer and, unless theretofore accepted for payment by Hearst pursuant to the Offer, may also be withdrawn at any time after Thursday, July 2, 2009. There will be no withdrawal rights during any Subsequent Offering Period for Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Hearst, in its sole discretion, which determination shall be final and binding. None of Hearst, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. Withdrawn Shares may, however, be re-tendered by following one of the procedures described in The Offer — Section 3. Procedure for Accepting the Offer and Tendering Shares at any time prior to the Expiration Date or during the Subsequent Offering Period (if one is provided).

If Hearst extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, for any reason, then, without prejudice to Hearst’s rights under this Offer, the Depositary may, nevertheless, on behalf of Hearst, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this section.

5. Material U.S. Federal Income Tax Consequences

Your receipt of the Offer Price for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and also may be a taxable transaction under applicable state, local, and non-U.S. tax laws. For U.S. federal income tax purposes, if you sell your Shares in the Offer or the Merger, you generally will recognize capital gain or loss equal to the difference between the amount of cash you receive and your tax basis in the Shares that you sell, assuming you hold your Shares as a capital asset (generally, property held for investment). Any capital gain or loss will be long-term capital gain or loss if the Shares sold have been held for more than one year on the date of sale, and short-term capital gain or loss if the Shares sold have been held for one year or less on the date of sale.

The above discussion is general in nature and may not be applicable to certain types of Hearst-Argyle stockholders subject to special U.S. federal income tax rules, including Hearst-Argyle stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States and non-U.S. corporations.

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer and Merger, including U.S. federal, state, local and non-U.S. tax consequences.

6. Price Range of Shares; Dividends

The Shares are quoted on the NYSE under the symbol “HTV.” The following table sets forth, for the calendar quarters indicated, the high and low closing prices for the Shares on the NYSE based upon public sources, together with dividends declared with respect to the Shares for such quarters.

	Closing Price		Dividend
Calendar Year	High	Low	Declared

2007
First Quarter	$27.39	$25.05	$0.07
Second Quarter	27.87	23.69	0.07
Third Quarter	26.15	19.74	0.07
Fourth Quarter	25.83	17.85	0.07
2008
First Quarter	$22.61	$19.86	$0.07
Second Quarter	21.91	19.18	0.07
Third Quarter	23.40	18.89	0.07
Fourth Quarter	21.80	4.91	0.07
2009
First Quarter	$6.56	$1.46	$0.00

On February 24, 2009, Hearst-Argyle’s board of directors suspended its previous policy of paying a quarterly dividend. On March 24, 2009, the last full trading day prior to the day Hearst announced its intention to make the Offer, the reported closing price of the Shares on the NYSE was $2.09 per Share. On May 1, 2009, the last full trading day prior to commencement of the Offer, the reported closing price of the Shares on the NYSE was $4.46 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Hearst-Argyle

General.  Hearst-Argyle is a Delaware corporation with its principal executive offices located at 300 West 57th Street, New York, New York 10019. Its principal business telephone number is (212) 887-6800. According to publicly available sources, Hearst-Argyle describes itself as follows:

Hearst-Argyle, a leading local media company, owns 26 television stations, and manages an additional three television and two radio stations. Hearst-Argyle’s television stations reach approximately 18% of U.S. TV households, making it one of America’s largest television station groups. Hearst-Argyle also owns 39 websites and currently provides digital multicast channels, in addition to the main digital channel, in 20 markets, featuring 24-hour weather and entertainment programming. Hearst-Argyle’s Web address is www.hearstargyle.com.

As of the date of this Offer to Purchase, (i) Hearst does not know whether or not any executive officer, director or affiliate of Hearst-Argyle intends to tender Shares in the Offer, (ii) none of Hearst-Argyle, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer and (iii) Hearst-Argyle has not made public any appraisal, report or opinion on the fairness of this transaction. Under Rule 14e-2, Hearst-Argyle’s board of directors must state its position with respect to this Offer within ten business days of the date of this Offer to Purchase.

Selected Consolidated Financial Information.  The following table sets forth summary historical consolidated financial data for Hearst-Argyle as of and for each of the three months ended March 31, 2009 and 2008 and as of and for each of the fiscal years ended December 31, 2008 and 2007.

This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in Hearst-Argyle’s Annual Report on Form 10-K for each of the fiscal years ended December 31, 2008 and 2007, including the notes thereto, and the unaudited consolidated financial statements and other financial information contained in Hearst-Argyle’s Quarterly Report on Form 10-Q for each of the quarterly periods ended March 31, 2009 and 2008, including the notes thereto. More comprehensive financial information is included in those reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by Hearst-Argyle with the SEC, and the following summary is qualified in its entirety by reference to those reports and such other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 in Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2008 and Item 1 in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, are incorporated by reference into this Offer to Purchase. Copies of those reports and other documents filed by Hearst-Argyle may be examined at or obtained from the SEC in the manner set forth below under Available Information.

	For Three Months Ended		For The Years Ended
	March 31		December 31
	2009	2008	2008	2007
Income Statement Data (thousands of dollars)
Total Revenues	$133,841	$165,053	$720,491	$755,738
Total operating costs and expenses	135,448	134,059	1,495,613	579,557
Operating (loss) income	(1,607)	30,994	(775,122)	176,181
Net (loss) income	(9,315)	10,040	(516,457)	64,656
Balance Sheet Data (thousands of dollars)
Current assets	$168,628	$202,007	$202,158	$246,317
Non-current assets	2,699,845	3,706,198	2,711,556	3,712,659
Current liabilities	181,698	193,485	229,790	230,411
Non-current liabilities	1,320,645	1,756,124	1,310,301	1,776,166
Total Stockholder’s equity	1,366,130	1,958,596	1,373,623	1,952,399

Cash dividends declared per common share	$0.00	$0.07	$0.28	$0.28

Average shares of common stock outstanding—basic (in thousands)	93,739	93,509	93,559	93,490
Ratio of Earnings to Fixed Charges	(0.09)	1.98	(12.43)*	2.40

*	Excluding a 2008 impairment charge of $926 million, the ratio of earnings to fixed charges was 2.41.

Comparative per Share Data.  The following table sets forth certain historical per share data for Hearst-Argyle. Basic and diluted earnings per common share and book value per share is presented for each of the three months ended March 31, 2009 and 2008 and for each of the fiscal years ended December 31, 2008 and 2007.

	For Three Months Ended		For The Years Ended
	March 31		December 31
	2009	2008	2008	2007

Diluted (loss) income per share from continuing operations.	$(0.10)	$0.11	$(5.52)	$0.69
Basic (loss) income per share from continuing operations	(0.10)	0.11	(5.52)	0.69
Diluted (loss) net income per share	(0.10)	0.11	(5.52)	0.69
Basic (loss) net income per share	(0.10)	0.11	(5.52)	0.69
Book value per share	14.49	20.80	14.67	20.80

Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing stockholders’ equity by the weighted average number of shares of common stock outstanding—basic. Hearst-Argyle historically has not reported a ratio of earnings to fixed charges, and for purposes of the preceding presentation Hearst has computed a ratio of earnings to fixed charges based on publicly available information.

Except as otherwise set forth herein, the information concerning Hearst-Argyle contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Hearst has not independently verified the accuracy or completeness of the information contained in such documents and records, and cannot verify any failure by Hearst-Argyle to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Hearst.

Available Information.  Hearst-Argyle is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Hearst-Argyle’s directors and officers, their remuneration, stock options granted to them, the principal holders of Hearst-Argyle’s securities, any material interests of such persons in transactions with Hearst-Argyle and other matters is required to be disclosed in proxy statements distributed to Hearst-Argyle’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549, and can be obtained electronically on the SEC’s Website at http://www.sec.gov.

8.  Certain Information Concerning The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting, Inc. and The Hearst Family Trust

The Hearst Family Trust.  The Hearst Family Trust is a testamentary trust. Its principal executive offices are located at 888 Seventh Avenue, New York, New York 10106, and its business telephone number is (212) 649-2045. The Hearst Family Trust’s principal business is the ownership of The Hearst Corporation and its affiliates.

The Hearst Corporation.  The Hearst Corporation is a corporation incorporated under the laws of the State of Delaware. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. The Hearst Corporation’s principal business includes 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle, which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.

Hearst Holdings, Inc.  Hearst Holdings, Inc. is a corporation incorporated under the laws of the State of Delaware, and is wholly-owned by The Hearst Corporation. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. Hearst Holdings, Inc.’s principal business is the ownership of Hearst Broadcasting and certain other subsidiaries in the magazine, newspaper, business publishing, real estate and database services industries.

Hearst Broadcasting.  Hearst Broadcasting is a corporation incorporated under the laws of the State of Delaware, and is wholly-owned by Hearst Holdings, Inc. Its principal executive offices are located at 300 West 57th Street, New York, New York 10019, and its business telephone number is (212) 649-2045. Hearst Broadcasting’s principal business is the ownership of Hearst-Argyle and certain other subsidiaries in the television and radio broadcasting industry.

Other.  Certain information regarding the directors and executive officers of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, and the trustees of The Hearst Family Trust, are set forth in Schedules A and B to this Offer to Purchase. None of The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc., Hearst Broadcasting or any of the other persons referred to in Schedules A or B has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have any of them been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. None of The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. or Hearst Broadcasting have made arrangements in connection with the Offer to provide holders of Shares access to their respective corporate files or to obtain counsel or appraisal services at their expense.

Forward-Looking Statements.  Statements that Hearst may publish or cause to be published, including those included in this Offer to Purchase, that are not purely historical and that relate to the Offer, Merger, The Hearst Corporation and its affiliates, Hearst-Argyle or their businesses or proposals are “forward-looking statements.” These statements are based on Hearst management’s current expectations and involve risks and uncertainties which include (i) whether the conditions to the Offer will be satisfied, (ii) following the consummation of the Offer and the Merger, Hearst’s ability to successfully integrate Hearst-Argyle operations, retain key employees and reduce costs, (iii) general economic factors and capital market conditions and (iv) general industry trends (including trends relating to Hearst-Argyle’s products or prospects as an independent company or as integrated with Hearst’s operations). These factors are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

9.	Merger and Appraisal Rights; “Going Private” Rules

Merger.  If the Offer is consummated, Hearst will convert its Series B Shares into Series A Shares. When it does so, it expects it will own at least 90% of the outstanding Shares. On that basis, Hearst will be entitled to, and will, as soon as reasonably practicable, transfer its Shares to a newly-formed, wholly-owned subsidiary, and cause that subsidiary to merge with Hearst-Argyle pursuant to the “short-form” merger provisions of Delaware law. As permitted under Section 253 of the DGCL, because Hearst’s subsidiary will own at least 90% of the outstanding Shares and at least 90% of the outstanding shares of each class of Hearst-Argyle stock entitled to vote on the Merger, the subsidiary will merge with and into Hearst-Argyle and the Merger will be effected without prior notice to, or any action by, Hearst-Argyle’s board of directors or other stockholders. The purpose of the Merger is for Hearst to acquire the remaining Shares not already owned by Hearst following the Offer for the same price per Share Hearst paid in the Offer. If necessary to consummate the Merger immediately following the expiration of the Offer, Hearst will wire immediately available funds to the Depositary. In the Merger, each outstanding Share (including outstanding Shares that were issued pursuant to compensation plans of Hearst-Argyle that are subject to restrictions on the holder’s ability to participate in the Offer, but excluding Shares held by Hearst and Shares held by holders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same price per Share Hearst paid in the Offer.

Hearst intends to take all necessary action in connection with the Merger so that each stock option granted by Hearst-Argyle to acquire Shares that is outstanding immediately before the completion of the Merger will be cancelled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the Offer Price over the per share exercise price of the option. No payment will be made with respect to stock options that have per share exercise prices equal to or greater than the Offer Price.

Alternatively, whether or not the Offer is consummated, Hearst might seek to effect a merger of a subsidiary of Hearst with Hearst-Argyle pursuant to Section 251 of the DGCL. Under Hearst-Argyle’s Certificate of Incorporation and the DGCL, approval of Hearst-Argyle’s board of directors and a vote of at least a majority of the outstanding stock of Hearst-Argyle entitled to vote thereon would be required to approve such a merger. Even if the Minimum Tender Condition is not satisfied, Hearst presently has a sufficient number of votes to effect the stockholder approval of a merger pursuant to Section 251 of the DGCL, which approval could be effected by a vote at a meeting of stockholders or by written consent. Approval of such a merger would nonetheless also require the approval of Hearst-Argyle’s board of directors.

This Offer does not constitute a solicitation of proxies or consents. Any such solicitation that Hearst might make will be made pursuant to separate proxy or consent solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

Appraisal Rights.  Holders of Shares do not have appraisal rights as a result of the Offer. If the Offer is completed, Hearst expects it will be entitled to, and will, as soon as reasonably practicable, complete the Merger pursuant to the “short-form” merger provisions of the DGCL. When the Merger is consummated, each holder of Shares who has not tendered his or her Shares in the Offer and has neither voted in favor of the Merger nor consented thereto in writing and who properly demands an appraisal of his or her Shares under Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the “fair value” of his or her Shares. The appraisal by the Delaware Court of Chancery of such “fair value” will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid from the date of the Merger, as determined in accordance with the DGCL. Delaware law defines such “fair value” as the stockholder’s proportionate interest in the corporation as a going concern. In determining such “fair value,” the Delaware Court of Chancery may consider all relevant factors. The value so determined could be more or less than, or the same as, the consideration paid in the Merger. Any judicial determination of the “fair value” could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity. The Lazard Presentation does not address “fair value” under Section 262 of the DGCL. A Holder of Shares will not be entitled to assert appraisal rights in respect of Shares that he or she tenders and are purchased in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the cash consideration offered in the Merger. A stockholder may withdraw his or her demand for appraisal by delivery to Hearst of a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached as Schedule D to this Offer to Purchase.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

“Going Private” Rules. Because Hearst is an affiliate of Hearst-Argyle, the Offer and the Merger constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Hearst-Argyle and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger. Hearst has provided such information in this Offer to Purchase.

10.	Source and Amount of Funds

Hearst estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned directly or indirectly by Hearst) pursuant to the Offer and to pay related fees and expenses will be approximately $82 million. Hearst has sufficient funds to pay this amount and will pay with internally available funds.

11.	Conditions of the Offer

Notwithstanding any other provision of the Offer, Hearst shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, may postpone the acceptance for payment or payment for tendered Shares, and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offer, the Minimum Tender Condition has not been satisfied or (ii) on or after May 4, 2009, and at or prior to the expiration of the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events shall occur:

(a) there shall be instituted any action, proceeding or application by any U.S. or non-U.S. court, government or governmental authority or other U.S. or non-U.S. regulatory or administrative agency or commission (each, a “Governmental Entity”) which, directly or indirectly (i) challenges the acquisition by Hearst of the Shares, seeks to restrain, delay, enjoin, make illegal or otherwise prohibit the consummation of the Offer or the Merger or seeks to obtain any material damages as a result of, or otherwise adversely affects, the Offer or the Merger, (ii) seeks to prohibit or impose material limitations on Hearst’s acquisition, ownership or operation of all or any material portion of its or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by Hearst, on an equal basis with all other Shares, on all matters presented to the stockholders of Hearst-Argyle), or seeks to compel Hearst to dispose of or hold separate all or any material portion of its own or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Merger, (iii) reasonably would be expected to have an Adverse Effect (as defined below), or result in a diminution in the value of the Shares or in the value of Hearst-Argyle’s or Hearst’s assets, in each case by more than $5 million (a “Diminution in Value”) or (iv) seeks to impose any condition to the Offer or the Merger that is materially burdensome to Hearst; or

(b) there has been entered or issued any preliminary or permanent judgment, order, decree, ruling or injunction or any other action taken by any Governmental Entity which, directly or indirectly (i) restrains, delays, enjoins, makes illegal or otherwise prohibits the consummation of the Offer or the Merger or awards material damages as a result of, or otherwise adversely affects, the Offer or the Merger, (ii) prohibits or imposes material limitations on Hearst’s acquisition, ownership or operation of all or any material portion of its or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries), or of all or any of the Shares (including, without limitation, the right to vote the Shares purchased by Hearst, on an equal basis with all other Shares, on all matters presented to the stockholders of Hearst-Argyle), or compels Hearst to dispose of or hold separate all or any material portion of its own or Hearst-Argyle’s business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the Offer or the Merger, (iii) reasonably would be expected to have an Adverse Effect (as defined below), or result in a Diminution in Value or (iv) imposes any condition to the Offer or the Merger that is materially burdensome to Hearst; or

(c) any statute, including without limitation any state anti-takeover statute, or any rule, decree, regulation, order or injunction, shall be enacted, entered, enforced or deemed applicable or which becomes applicable or asserted to be applicable directly or indirectly to the Offer or the Merger that would, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above; or

(d) any change (or any condition, event or development involving a prospective change) shall have occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, results of operations or prospects of Hearst-Argyle that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on Hearst-Argyle and its subsidiaries taken as a whole (an “Adverse Effect”), or results or reasonably would be expected to result in a Diminution in Value; or

(e) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation by any Governmental Entity that materially adversely affects the extension of credit generally by banks or other lending institutions that regularly participate in the United States market in loans, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(f) Hearst-Argyle or any subsidiary of Hearst-Argyle shall have (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to employee stock options outstanding on December 31, 2008 or in connection with any conversion of the Series B Shares) of any class (including without limitation the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of Hearst-Argyle, (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on May 4, 2009, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire any outstanding Shares or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of Hearst-Argyle that would reasonably be expected to, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value; or

(g) Hearst-Argyle or any of its subsidiaries shall have amended or proposed or authorized any amendment to its certificate of incorporation or bylaws or similar organizational documents or Hearst shall have learned that Hearst-Argyle or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by Hearst-Argyle and also set forth in filings with the SEC; or

(h) a tender or exchange offer for some portion or all of the Shares shall have been commenced or publicly proposed to be made by another person (including Hearst-Argyle or its subsidiaries), or it shall have been publicly disclosed or Hearst shall have learned that (i) any person (including Hearst-Argyle or its subsidiaries), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of the Shares, or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of the Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups that have been publicly disclosed in a Schedule 13D or 13G (or amendment thereto) on or prior to May 4, 2009; (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of the Shares prior to such date shall have acquired or proposed to acquire additional Shares constituting more than 1% of the Shares, or shall have been granted any option or right to acquire more than 1% of the Shares; (iii) any new group was, or is, formed which beneficially owns more than 5% of the outstanding Shares; (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving Hearst-Argyle or any of its affiliates or subsidiaries; or (iv) any person shall have filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Hearst-Argyle or assets or securities of Hearst-Argyle; or

(i) Hearst-Argyle and Hearst shall have reached an agreement or understanding that the Offer be terminated or amended or Hearst (or one of its affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Hearst-Argyle by merger or similar business combination, or to purchase Shares or assets of Hearst-Argyle; or

(j) Hearst-Argyle or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Hearst-Argyle or any of its subsidiaries or the purchase of securities or assets of Hearst-Argyle or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of Hearst-Argyle or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(k) Hearst shall have become aware that (i) one or more governmental or other third party consents, waivers or approvals are required for or in connection with the consummation of the Offer or the Merger under any law, regulation, order or contract binding on Hearst-Argyle or any of its affiliates, (ii) any of the applicable consents, waivers or approvals have not been obtained and (iii) the failure to obtain such consents, waivers or approvals would reasonably be expected to have an Adverse Effect; or

(l) Hearst-Argyle or any of its subsidiaries shall have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the Offer or any subsequent business combination; which in the sole reasonable judgment in each case of Hearst with respect to each and every matter referred to above makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of Hearst and may be asserted or waived by Hearst (other than the Minimum Tender Condition, which may not be waived) in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition has been satisfied shall be in the reasonable judgment of Hearst and, subject to applicable law, will be final and binding on all parties. The failure by Hearst at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, subject to the foregoing, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If Hearst waives a condition with respect to the tender of any Share, it will waive the condition with respect to the tender of all Shares.

A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

12.	Effect of Hearst-Argyle Dividends and Other Distributions

If, on or after the date hereof, Hearst-Argyle should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Hearst or its nominee or transferee on Hearst-Argyle’s stock transfer records, then, subject to the provisions of The Offer — Section 11. Conditions of the Offer above, (1) the Offer Price and other terms of the Offer will be reduced by the amount of any such cash dividend or cash distribution and (2) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Hearst and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Hearst, accompanied by appropriate documentation of transfer or (b) at the direction of Hearst, be exercised for the benefit of Hearst, in which case the proceeds of such exercise will promptly be remitted to Hearst. Pending such remittance and subject to applicable law, Hearst will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Hearst in its sole discretion.

If, on or after the date hereof, Hearst-Argyle should (1) split, combine or otherwise change the Shares or its capitalization, (2) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (3) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of The Offer — Section 11. Conditions of the Offer, Hearst, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

13.	Certain Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public. Hearst cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or less than or the same as the Offer Price being offered in the Offer and the Merger. Because Hearst intends to complete the Merger promptly after it consummates the Offer, any such effect on the market for Shares will be temporary.

NYSE Listing.  The Shares are listed on the NYSE. After completion of the Offer and depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE may delist the Shares if, among other things: (1) the number of total stockholders falls below 400; (2) the number of total stockholders falls below 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months); or (3) the number of publicly held Shares (exclusive of holdings of officers and directors of Hearst-Argyle and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Hearst cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or the marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price being offered in the Offer and the Merger.

If the Offer is consummated, Hearst will cause the Merger to be completed as soon as reasonably practicable. After the Merger is completed, there will be no public market for the Shares and no holders of the Shares other than Hearst, and the Shares will be delisted from the NYSE.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Hearst-Argyle to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Hearst-Argyle, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, the provisions of the

Sarbanes-Oxley Act of 2002 requiring, among other things, that officers of Hearst-Argyle certify the accuracy of its financial statements and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Hearst-Argyle and persons holding “restricted securities” of Hearst-Argyle to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Hearst currently intends to seek the delisting of the Shares from the NYSE and to cause Hearst-Argyle to terminate the registration of the Shares under the Exchange Act as soon as practicable after consummation of the Merger if the requirements for such delisting and termination of registration are met.

Margin Regulations.  The Shares are presently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

See also Special Factors — Section 9. Effects of the Offer and the Merger.

14.	Certain Legal Matters

General.  Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Hearst-Argyle, Hearst is not aware of any licenses or other regulatory permits which appear to be material to the business of Hearst-Argyle and which might be adversely affected by the acquisition of Shares by Hearst pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Hearst pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to Hearst-Argyle’s or Hearst’s business or that certain parts of Hearst-Argyle’s or Hearst’s business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Hearst to elect to terminate the Offer without the purchase of the Shares thereunder. Hearst’s obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See The Offer — Section 11. Conditions of the Offer.

Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. As explained more fully below, however, the Offer is not a reportable transaction under the HSR Act.

Hearst currently owns directly or beneficially more than 50% of the outstanding voting securities of Hearst-Argyle. Under HSR Act reporting regulations, this level of ownership means that Hearst is in “control” of Hearst-Argyle for the purposes of such regulations. Based on the foregoing, Hearst believes no HSR Act filing is required in connection with the Offer and the Merger.

Federal Reserve Board Regulations.  Regulations G, T, U and X (the “Margin Regulations”) promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Hearst is funding the acquisition of the Shares from its internally available funds. The Margin Regulations are thus inapplicable.

Section 203 of the DGCL.  Hearst-Argyle is incorporated under the laws of the State of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other exceptions, the board of directors of the target approves the business combination prior to the time the person becomes an interested stockholder. Because Hearst became an interested stockholder more than three years ago, we do not believe that Section 203 would prevent Hearst from consummating the Offer or the Merger.

State Takeover Laws.  A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In Edgar v. MITE Corporation, the Supreme Court of the United States held that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquiror of “Control Shares” (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested stockholders.

Hearst does not believe that any state takeover laws purport to apply to the Offer or the Merger. Accordingly, Hearst has not taken any action to comply with any state takeover statute or regulation. Hearst reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Hearst might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Hearst might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Hearst may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See The Offer — Section 11. Conditions of the Offer.

Stockholder Litigation.  On March 25, 2009, April 1, 2009 and April 10, 2009, certain stockholders of Hearst-Argyle filed four separate purported class action complaints with the Supreme Court of the State of New York, and on March 27, 2009, certain stockholders of Hearst-Argyle filed two separate purported class action complaints with the Court of Chancery of the State of Delaware, in each case, against various directors of Hearst-Argyle (six of whom are directors and executive officers of Hearst). Each complaint is also against Hearst and Hearst-Argyle and four are also against Hearst Holdings, Inc. and Hearst Broadcasting, Inc. The complaints are captioned: (i) Complaint of Paul Schwartz, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 600926/09, filed in the Supreme Court of the State of New York on March 25, 2009; (ii) Complaint of Alan Kahn, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650163/09, filed in the Supreme Court of the State of New York on March 25, 2009; (iii) Complaint of Nira Blizinsky, on behalf of herself and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Index No. 650178/09, filed in the Supreme Court of the State of New York on April 1, 2009; (iv) Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601101/09, filed in the Supreme Court of the State of New York on April 10, 2009 (the “Sullivan Complaint”); (v) Complaint of Stationary Engineers Local 39 Pension Plan, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Civil Action No. 4459-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009; and (vi) Complaint of Karen Chana Kupfer, individually and on behalf of all others similarly situated, against David J. Barrett, et al., Civil Action No. 4460-VCN, filed in the Court of Chancery of the State of Delaware on March 27, 2009. The Sullivan Complaint was voluntarily dismissed on April 15, 2009 and then re-filed and captioned as follows: Complaint of Geoffrey Sullivan and Susan Sullivan, individually and on behalf of all others similarly situated, against Frank A. Bennack, et al., Index No. 601298/09, filed in the Supreme Court of the State of New York on April 28, 2009. On April 20, 2009, the actions filed in Delaware were consolidated by court order under the caption In re Hearst-Argyle Television, Inc. Shareholders Litigation, Consolidated Civil Action No. 4459-VCN.

Each of these actions was brought as a putative class action on behalf of all holders of Shares other than the defendants and persons related to or affiliated with the defendants. The complaints in these actions generally allege that:

•	Hearst, Hearst-Argyle and the individual Hearst-Argyle directors breached their fiduciary duties to Hearst-Argyle’s public stockholders as a result of the Offer;

•	all of the Hearst-Argyle directors, including members of the special committee, have a conflict of interest and cannot adequately represent the public Hearst-Argyle stockholders;

•	the Offer price is inadequate and the Offer was timed to take advantage of recent declines in the price of the Shares;

•	Hearst, Hearst-Argyle and the individual Hearst-Argyle directors have caused materially misleading and incomplete information to be disseminated to Hearst-Argyle’s public stakeholders; and

•	Hearst is engaging in unfair self-dealing, not acting in good faith towards Hearst-Argyle’s public stockholders, and the Offer is a product of the conflict of interest between Hearst-Argyle’s public stockholders and Hearst.

The lawsuits seek, among other things, to recover unspecified damages and costs (including attorney fees) and to enjoin or rescind the transactions contemplated by this Offer to Purchase.

On April 30, Hearst and other parties entered into an agreement in principle to settle all of these outstanding lawsuits. The agreement in principle is set forth in a Memorandum of Understanding (the “MOU”) with counsel for the class plaintiffs in each of the purported class actions. The basic terms of the MOU, which is subject to court approval, are that (1) Hearst and each of the other parties specified in the MOU has denied and continues to deny having committed or attempted to commit any violations of law or breaches of duty of any kind, (2) Hearst will increase the Offer Price from $4.00 to $4.50 per share, and the lawsuits and related discussions engaged in with counsel for the class plaintiffs were taken into account by Hearst in connection with that determination and were among the factors taken into consideration by the special committee and its advisors in connection with its determination to make its recommendation as described in this Offer to Purchase, (3) the class plaintiffs will dismiss their claims and provide releases to Hearst and the other parties specified in the MOU and (4) the class plaintiffs will engage in confirmatory discovery to confirm that the terms of the Offer, including valuation and disclosures, are fair and reasonable. This summary discussion of the MOU and its basic terms is qualified by reference to the full text of the MOU, which was included as an exhibit to the Schedule TO filed by Hearst with the SEC on the date of this Offer to Purchase.

Copies of the complaints and the MOU are filed as exhibits to Hearst’s Tender Offer Statement on Schedule TO and may be obtained in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle under Available Information.

15.	Fees and Expenses

Hearst has retained Lazard as its sole financial advisor in connection with Hearst’s proposed acquisition of Hearst-Argyle and as Dealer Manager for the Offer. Hearst has agreed to pay Lazard for its services an aggregate fee of $2.25 million, $1.0 million of which was previously paid to Lazard in connection with Hearst’s 2007 Offer and the balance of which is payable upon the consummation of the Offer. Hearst has agreed to reimburse Lazard for its expenses, including the fees and expenses of its counsel, and to indemnify Lazard and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws.

The Hearst Corporation has also retained MacKenzie Partners, Inc. to act as the Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and in person, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent will receive reasonable and customary compensation for such services, plus reimbursement of out-of-pocket expenses.

The Hearst Corporation will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by The Hearst Corporation for customary mailing and handling expenses incurred by them in forwarding material to their customers.

The following is an estimate of the fees and expenses to be incurred by Hearst:

Filing Fees	$4,375
Financial Advisor/Dealer Manager Fees and Expenses	1,250,000	*
Information Agent and Depositary Fees and Expenses	100,000
Legal Fees and Expenses	2,000,000
Printing and Mailing Costs	75,000
Miscellaneous	10,000

Total	$3,439,375

*	Not including the $1,000,000 already paid to Lazard in connection with Hearst’s 2007 Offer.

In addition, Hearst-Argyle will incur its own fees and expenses in connection with the Offer, including with respect to establishing a special committee of its board of directors, retaining advisors on its and the special committee’s behalf and generally responding to and dealing with the Offer.

16.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Hearst may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

Hearst is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

Hearst has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. That Statement includes within it the information required by the SEC’s Statement on Schedule 13E-3 relating to “going private” transactions. The Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in The Offer — Section 7. Certain Information Concerning Hearst-Argyle under Available Information.

No person has been authorized to give any information or make any representation on behalf of Hearst not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Hearst Broadcasting, Inc.

May 4, 2009

Schedule A

Information Concerning the Directors and Executive Officers of Hearst
and the Trustees of The Hearst Family Trust

The following tables set forth the name, business address, present principal occupation, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and material occupations, positions, offices or employment held within the past five years of each director and executive officer of The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, and the trustees of The Hearst Family Trust, in each case as of May 4, 2009. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 300 West 57th Street, New York, New York 10019. Trustees of The Hearst Family Trust are indicated with an asterisk (*).

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

The Hearst Corporation
James M. Asher	Senior Vice President (since 2000); Chief Legal and Development Officer (since 1997); Director (since 2005)
Director: Fitch Group, Inc. (since 2006)

Anissa B. Balson*	Director (since 2002)

David J. Barrett*	Director (since 1996)
President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)

Frank A. Bennack, Jr.*	President (1979-2002); Chief Executive Officer (1979-2002; since 2008); Vice Chairman of the Board and Chairman of Executive Committee (since 2002); Director (since 1975)
Chairman of the Board: Hearst-Argyle Television, Inc. (since 2008); Director: Hearst-Argyle Television, Inc. (since 1997)

Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: ESPN, Inc. (since 2009); Director: JP Morgan Chase & Co. (1981-2004); Director: Wyeth (1988-2005)

Cathleen P. Black	Senior Vice President (since 2000); Director (since 1996)
President, Hearst Magazines Division: Hearst Communications, Inc. (since 1995)
Director: The Coca-Cola Company (since 1993); Director: International Business Machines Corp (since 1993)

Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003-2005)

Eve B. Burton	Vice President (since 2002); General Counsel (since 2002)

John G. Conomikes*(1)	Director (since 1985); Senior Vice President (2000-2002)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (2004-2009); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)

Richard E. Deems*(1)	Director (since 1953)

Steven DeLorenzo	Vice President and Controller (since 2005); Assistant Treasurer and Assistant Corporate Controller (1993-2005)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Ronald J. Doerfler*	Senior Vice President (since 2000); Chief Financial Officer (since 1998); Treasurer (since 1999); Director (since 2002)

Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)

Alfredo Gatto	Vice President (since 2005)

Vice President and General Manager, Hearst Service Center Division: Hearst Communications, Inc. (since 2005); Resident Controller, Home Office Division: Hearst Communications, Inc. (1997-2005); Director, Hearst Service Center Division: Hearst Communications, Inc. (1992-2005)

George J. Green	Vice President (since 2000)
Chairman, Hearst Magazines International Division: Hearst Communications, Inc. (since 2009); President, Hearst Magazines International Division: Hearst Communications, Inc. (1989-2009)

Mark Hasson	Vice President-Finance (since 2001)

Austin Hearst	Director (since 1990)
Vice President, Hearst Entertainment Distribution Division: Hearst Entertainment, Inc. (since 1993)

George R. Hearst, Jr.*	Chairman of the Board (since 1996); Director (since 1958)
Director: Hearst-Argyle Television, Inc. (since 1997)

John R. Hearst, Jr.*	Director (since 1967)

Stephen T. Hearst(2)	Director (since 2001)

Vice President, West Coast Realties: Hearst Communications, Inc. (since 2006); Vice President, San Francisco Realties Division and Sunical Land & Livestock Division: The Hearst Corporation (since 1998)

William R. Hearst, III*(1)(3)	Director (since 1979)
Director: Hearst-Argyle Television, Inc. (since 1997)
Limited Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (1996-2008); Director: At Home Corporation (1995-2004)

Steven A. Hobbs(4)	Vice President (since 2008)

Executive Vice President: Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 2008); Executive Vice President, Chief Legal and Development Officer: Hearst-Argyle Television, Inc. (2005-2008); Senior Vice President, Chief Legal and Development Officer: Hearst-Argyle Television, Inc. (2004-2005)

Neeraj Khemlani	Vice President (since 2009); Special Assistant to the Chief Executive Officer for Digital Media (since 2009)
Vice President and General Manager, Yahoo! News & Information and Yahoo! Originals: Yahoo! (2006-2009); Producer, 60 Minutes: CBS News (1998-2006)

George T. Kliavkoff	Vice President (since 2009)
Executive Vice President, Hearst Entertainment and Syndication Group Administrative Division: Hearst Communications, Inc. (since 2009)
Chief Digital Officer: NBC Universal (2006-2008); Executive Vice President, Business: MLB Advanced Media (2003-2006)

David L. Kors	Vice President-Taxes (since 2007); Assistant Treasurer (2005-2007); Deputy Tax Director (1996-2005)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Harvey L. Lipton*(1)	Director (since 1975)

Richard P. Malloch	Senior Vice President (since 2009); Vice President (1999-2009)
President, Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 1999)

Gilbert C. Maurer*(1)	Director (since 1975)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998-2004)

Mark F. Miller*(1)	Director (since 1995); Vice President (2000-2005)
Executive Vice President, Hearst Magazines Division: Hearst Communications, Inc. (1985-2005)

Roger P. Paschke	Vice President (since 2008); Chief Investment Officer (since 2008)
Senior Vice President and Chief Financial Officer: The OIL Group of Companies (1997-2006)

Virginia Hearst Randt*	Director (since 1990)
Director: Hearst-Argyle Television, Inc. (1997-2005); Director: Hearst Broadcasting, Inc. (1997-2006)

Scott M. Sassa	Senior Vice President (since 2008)
President, Hearst Entertainment and Syndication Group Administrative Division: Hearst Communications, Inc. (since 2008)

Co-Founder and Chief Executive Officer: Uber (2007-2009); Chief Executive Officer in Residence: Kleiner, Perkins, Caufield & Byers (2005-2007); President and Chief Executive Officer: Friendster (2004-2005)

Director: ESPN, Inc. (since 2009)

Debra Shriver	Vice President (since 1999)

Steven R. Swartz	Senior Vice President (since 2008)
President, Hearst Newspaper Division: Hearst Communications, Inc. (since 2008)
Executive Vice President, Hearst Newspaper Division: Hearst Communications, Inc. (2001-2008)

Hearst Holdings, Inc.
James M. Asher	Senior Vice President (since 2000); Chief Legal and Development Officer (since 1997); Director (since 2005)
Director: Fitch Group, Inc. (since 2006)

Anissa B. Balson*	Director (since 2002)

David J. Barrett*	Director (since 1997)
President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Frank A. Bennack, Jr.*	President (1998-2002); Chief Executive Officer (1998-2002; since 2008); Vice Chairman of the Board and Chairman of Executive Committee (since 2002); Director (since 1997)
Chairman of the Board: Hearst-Argyle Television, Inc. (since 2008); Director: Hearst-Argyle Television, Inc. (since 1997)

Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: ESPN, Inc. (since 2009); Director: JP Morgan Chase & Co. (1981-2004); Director: Wyeth (1988-2005)

Cathleen P. Black	Senior Vice President (since 2000); Director (since 1997)
President, Hearst Magazines Division: Hearst Communications, Inc. (since 1995)
Director: The Coca-Cola Company (since 1993); Director: International Business Machines Corp (since 1993)

Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003-2005)

Eve B. Burton	Vice President (since 2002)

John G. Conomikes*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (2004-2009); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)

Richard E. Deems*(1)	Director (since 1997)

Steven DeLorenzo	Vice President (since 2005); Assistant Treasurer (1998-2005)

Ronald J. Doerfler*	Senior Vice President (since 2000); Chief Financial Officer (since 1998); Treasurer (since 1999); Director (since 2002)

Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)

Alfredo Gatto	Vice President (since 2005)

Vice President and General Manager, Hearst Service Center Division: Hearst Communications, Inc. (since 2005); Resident Controller, Home Office Division: Hearst Communications, Inc. (1997-2005); Director, Hearst Service Center Division: Hearst Communications, Inc. (1992-2005)

George J. Green	Vice President (since 2000)
Chairman, Hearst Magazines International Division: Hearst Communications, Inc. (since 2009); President, Hearst Magazines International Division: Hearst Communications, Inc. (1989-2009)

Mark Hasson	Vice President-Finance (since 2001)

Austin Hearst	Director (since 1997)
Vice President, Hearst Entertainment Distribution Division: Hearst Entertainment, Inc. (since 1993)

George R. Hearst, Jr.*	Chairman of the Board (since 1997); Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)

John R. Hearst, Jr.*	Director (since 1997)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Stephen T. Hearst(2)	Director (since 2001)
Vice President, West Coast Realties: Hearst Communications, Inc. (since 2006); Vice President, San Simeon Ranch Division: Hearst Holdings, Inc. (since 2002)

William R. Hearst, III*(1)(3)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Limited Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (1996-2008); Director: At Home Corporation (1995-2004)

Steven A. Hobbs(4)	Vice President (since 2008)

Executive Vice President: Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 2008); Executive Vice President, Chief Legal and Development Officer: Hearst-Argyle Television, Inc. (2005-2008); Senior Vice President, Chief Legal and Development Officer: Hearst-Argyle Television, Inc. (2004-2005)

Neeraj Khemlani	Vice President (since 2009)
Vice President and General Manager, Yahoo! News & Information and Yahoo! Originals: Yahoo! (2006-2009); Producer, 60 Minutes: CBS News (1998-2006)

George T. Kliavkoff	Vice President (since 2009)
Executive Vice President, Hearst Entertainment and Syndication Group Administrative Division: Hearst Communications, Inc. (since 2009)
Chief Digital Officer: NBC Universal (2006-2008); Executive Vice President, Business: MLB Advanced Media (2003-2006)

David L. Kors	Vice President-Taxes (since 2007); Assistant Treasurer (2005-2007)

Harvey L. Lipton*(1)	Director (since 1997)

Richard P. Malloch	Senior Vice President (since 2009); Vice President (1999-2009)
President, Hearst Business Media Group Administrative Division: Hearst Communications, Inc. (since 1999)

Gilbert C. Maurer*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998-2004)

Mark F. Miller*(1)	Director (since 1997); Vice President (2000-2005)
Executive Vice President, Hearst Magazines Division: Hearst Communications, Inc. (1985-2005)

Roger P. Paschke	Vice President (since 2008); Chief Investment Officer (since 2008)
Senior Vice President and Chief Financial Officer: The OIL Group of Companies (1997-2006)

Virginia Hearst Randt*	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (1997-2005); Director: Hearst Broadcasting, Inc. (1997-2006)

Scott M. Sassa	Senior Vice President (since 2008)
President, Hearst Entertainment and Syndication Group Administrative Division: Hearst Communications, Inc. (since 2008)

Co-Founder and Chief Executive Officer: Uber (2007-2009); Chief Executive Officer in Residence: Kleiner, Perkins, Caufield & Byers (2005-2007); President and Chief Executive Officer: Friendster (2004-2005)

Director: ESPN, Inc. (since 2009)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Debra Shriver	Vice President (since 1999)

Steven R. Swartz	Senior Vice President (since 2008)
President, Hearst Newspaper Division: Hearst Communications, Inc. (since 2008)
Executive Vice President, Hearst Newspaper Division: Hearst Communications, Inc. (2001-2008)

Hearst Broadcasting
James M. Asher	Vice President (since 2000)
Director: Fitch Group, Inc. (since 2006)

David J. Barrett*	Vice President (since 1997); Director (since 1996)
President: Hearst-Argyle Television, Inc. (since 1999); Chief Executive Officer: Hearst-Argyle Television, Inc. (since 2001); Director: Hearst-Argyle Television, Inc. (since 1997)

Catherine A. Bostron	Secretary (since 2005)
Director of Legal Affairs: SmartMoney (2003-2005)

Eve B. Burton	Vice President (since 2004)

Frank A. Bennack, Jr.*	Director (since 1997)
Chairman of the Board: Hearst-Argyle Television, Inc. (since 2008); Director: Hearst-Argyle Television, Inc. (since 1997)

Director: Polo Ralph Lauren Corporation (since 1998); Director: Fitch Group, Inc. (since 2006); Director: ESPN, Inc. (since 2009); Director: JP Morgan Chase & Co. (1981-2004); Director: Wyeth (1988-2005)

John G. Conomikes*(1)	President (since 1997); Director (since 1996)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: ESPN, Inc. (2004-2009); Member of Management Committee: A&E Television Networks (since 1994); Member of Management Committee: Lifetime Entertainment Services (since 1994)

Ronald J. Doerfler*	Vice President (since 1999); Treasurer (since 1999)

Director: Lazard Ltd (since 2006); Director: Lazard Group LLC (since 2006); Member of Management Committee: A&E Television Networks (since 2004); Member of Management Committee: Lifetime Entertainment Services (since 2004)

George R. Hearst, Jr.*	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)

William R. Hearst, III*(1)(3)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Limited Partner: Kleiner, Perkins, Caufield & Byers (since 1995); Director: Juniper Networks, Inc. (1996-2008); Director: At Home Corporation (1995-2004)

Present Principal Occupation or Employment
Name and Citizenship	and Five-Year Employment History

Gilbert C. Maurer*(1)	Director (since 1997)
Director: Hearst-Argyle Television, Inc. (since 1997)
Director: SoundView Technology Group, Inc. (1998-2004)

(1)	Self-employed, non-employed or retired.
(2)	5 Third Street, Suite 200, San Francisco, CA 94103.
(3)	765 Market Street, #34D, San Francisco, CA 94103.
(4)	Steven A. Hobbs is a dual U.S./U.K. citizen.

*	Appointment dates for trustees of The Hearst Family Trust:
Anissa B. Balson —2002
David J. Barrett —2007
Frank A. Bennack, Jr. —1976
John G. Conomikes —1991
Richard E. Deems —1966
Ronald J. Doerfler —2008
George R. Hearst, Jr. —1958
John R. Hearst, Jr. —1972
William R. Hearst, III —1993
Harvey L. Lipton —1976
Gilbert C. Maurer —1983
Mark F. Miller —1996
Virginia Hearst Randt —2001

Schedule B

Security Ownership of Hearst-Argyle by Hearst and Certain Related Persons

The following table sets forth the ownership of Shares as of May 4, 2009 by Hearst and to the knowledge of Hearst, certain related persons, and the securities transactions by those persons of Shares during the 60 days prior to May 4, 2009:

	Securities Ownership
					Securities
					Transactions
Person	Number		Percent(1)		for Past 60 Days

The Hearst Family Trust(2)	35,501,980	(3)	67		—
The Hearst Corporation(2)	35,501,980	(3)	67		—
Hearst Holdings, Inc.(2)	35,501,980	(3)	67		—
Hearst Broadcasting, Inc.	35,501,980	(3)	67		—
James M. Asher	2,600			*	—
Anissa B. Balson	8,170			*	—
David J. Barrett	1,169,085	(4)		*	—
Frank A. Bennack, Jr.	30,000	(5)		*	—
Cathleen P. Black	—			*	—
Catherine A. Bostron	—			*	—
Eve B. Burton	—			*	—
John G. Conomikes	35,214	(6)		*	—
Richard E. Deems	2,000			*	—
Steven DeLorenzo	350			*	—
Ronald J. Doerfler	1,500			*	—
Alfredo Gatto	—			*	—
George J. Green	4,000			*	—
Mark Hasson	—			*	—
Austin Hearst	—			*	—
George R. Hearst, Jr.	20,143	(7)		*	—
John R. Hearst, Jr.	—			*	—
Stephen T. Hearst	—			*	—
William R. Hearst, III	56,143	(8)		*	—
Steven A. Hobbs	193,400	(9)		*	—
Neeraj Khemlani	—			*	—
George T. Kliavkoff	—			*	—
David L. Kors	—			*	—
Harvey L. Lipton	—			*	—
Richard P. Malloch	—			*	—
Gilbert C. Maurer	20,143	(10)		*	—
Mark F. Miller	—			*	—
Roger P. Paschke	—			*	—
Virginia Hearst Randt	—			*	—
Scott M. Sassa	—			*	—
Debra Shriver	—			*	—
Steven R. Swartz	—			*	—
All directors, officers and trustees as a group	1,542,748			*	—

*	Less than 1%.

(1)	Based on 52,955,681 outstanding Shares as of April 27, 2009 as disclosed in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Outstanding options to acquire Shares have been disregarded for purposes of calculating the percentage ownership of directors, officers and trustees.

(2)	Beneficial owner as determined in accordance with Rule 13d-3 under the Exchange Act.

(3)	Does not include 41,298,648 Shares that may be acquired by converting the Series B Shares into Shares. Assuming conversion, the total number of outstanding Shares would be 94,219,275, and the percentage ownership would be approximately 82%.

(4)	Includes 1,124,000 Shares issuable pursuant to outstanding options and 40,740 shares of restricted stock granted pursuant to Hearst-Argyle’s 2004 Long Term Incentive Compensation Plan and 2007 Long Term Incentive Compensation Plan.

(5)	Includes 4,000 Shares issuable pursuant to outstanding options and 1,000 shares of restricted stock granted pursuant to Hearst-Argyle’s 2007 Long Term Incentive Compensation Plan.

(6)	Includes 12,000 Shares issuable pursuant to outstanding options and 3,214 shares of restricted stock granted pursuant to Hearst-Argyle’s 2007 Long Term Incentive Compensation Plan and Amended and Restated 2007 Long Term Incentive Compensation Plan.

(7)	Includes 4,000 Shares issuable pursuant to outstanding options and 1,143 shares of restricted stock granted pursuant to Hearst-Argyle’s Amended and Restated 2007 Long Term Incentive Compensation Plan.

(8)	Includes 43,000 Shares issuable pursuant to outstanding options and 2,143 shares of restricted stock granted pursuant to Hearst-Argyle’s 2007 Long Term Incentive Compensation Plan and Amended and Restated 2007 Long Term Incentive Compensation Plan.

(9)	Includes 180,000 Shares issuable pursuant to outstanding options and 13,400 shares of restricted stock granted pursuant to Hearst-Argyle’s 2004 Long Term Incentive Compensation Plan and 2007 Long Term Incentive Compensation Plan.

(10)	Includes 8,000 Shares issuable pursuant to outstanding options and 2,143 shares of restricted stock granted pursuant to Hearst-Argyle’s 2007 Long Term Incentive Compensation Plan and Amended and Restated 2007 Long Term Incentive Compensation Plan.

Hearst Broadcasting, Inc. has purchased 8,000,000 Shares during the past two years. The prices paid for such Shares ranged from $18.69 to $22.80 per Share, and the average price paid for such Shares for each quarter during that two-year period is set forth below. The Hearst Family Trust, The Hearst Corporation and Hearst Holdings, Inc. may be deemed to be the beneficial owners of such Shares.

	Average
Calendar Year	Price Paid

2007
Second Quarter	$	N/A
Third Quarter		N/A
Fourth Quarter		21.76
2008
First Quarter		$21.22
Second Quarter		20.69
Third Quarter		19.46
Fourth Quarter		N/A
2009
First Quarter	$	N/A

To the knowledge of Hearst, Hearst-Argyle has not purchased any Shares during the 60 days prior to May 4, 2009.

To the knowledge of Hearst, Hearst-Argyle has purchased 319,000 Shares during the past two years. To the knowledge of Hearst, the prices paid for such Shares ranged from $17.85 to $22.68 per Share, and the average price paid for such Shares for each quarter during that two-year period is set forth below.

	Average
Calendar Year	Price Paid

2007
Second Quarter	$	N/A
Third Quarter		20.81
Fourth Quarter		18.66
2008
First Quarter		$22.26
Second Quarter		N/A
Third Quarter		N/A
Fourth Quarter		N/A
2009
First Quarter	$	N/A

Schedule C

Related-Party Transactions

Hearst (or one of its affiliates, as applicable) has entered into the following agreements with Hearst-Argyle, the summaries of which are qualified by reference to the summaries contained in Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2008 under Note 12 to the Consolidated Financial Statements included in that Report, in the Amendment, dated April 30, 2009, to Hearst-Argyle’s Annual Report on Form 10-K for the year ended December 31, 2008, under Item 13 of Part III, “Certain Relationships and Related Transactions, and Director Independence,” included in that Report, and in Hearst-Argyle’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, under Note 10 to the unaudited Condensed Consolidated Financial Statements included in that Report.

December 2001 Private Placement.  In connection with the private placement of the $200 million principal amount of 7.5% Series A Convertible Preferred Securities due 2016 (the “7.5% Series A Preferred Securities”) and 7.5% Series B Convertible Preferred Securities due 2021 (the “7.5% Series B Preferred Securities,” and, together with the Series A Preferred Securities, the “7.5% Preferred Securities”), on December 20, 2001, Hearst-Argyle entered into a Securities Purchase Agreement with Hearst-Argyle Capital Trust, a direct subsidiary of Hearst-Argyle (the “Trust”), Hearst and certain other purchasers named therein. The Securities Purchase Agreement provides, among other things, that (i) the Trust issue and sell to Hearst and the other purchasers an aggregate of $4 million of its 7.5% Preferred Securities, in two series, consisting of its 7.5% Series A Preferred Securities, and of its 7.5% Series B Preferred Securities, and (ii) the proceeds of the sale of the 7.5% Preferred Securities be invested in Hearst-Argyle’s 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the “Subordinated Debentures”). In connection with the execution of the Securities Purchase Agreement, Hearst-Argyle, Hearst and certain other parties named therein, also entered into a Registration Rights Agreement, pursuant to which Hearst-Argyle granted Hearst and the other holders of the 7.5% Preferred Securities certain rights to require Hearst-Argyle to register with the SEC the Series A Common Stock issuable upon conversion of the 7.5% Preferred Securities and the Subordinated Debentures for resale. Hearst-Argyle redeemed the 7.5% Series A Preferred Securities on December 31, 2004, and the 7.5% Series B Preferred Securities on June 23, 2008.

Hearst Lease.  On May 5, 2006, Hearst-Argyle entered into a Lease Agreement with Hearst to lease one floor of the newly constructed Hearst Tower in Manhattan for Hearst-Argyle’s corporate offices. Under the terms of the lease, Hearst-Argyle is entitled to a tenant improvement allowance of $1.9 million. For the three months ended March 31, 2009 and the year ended December 31, 2008, Hearst-Argyle recorded approximately $0.5 million and $1.7 million, respectively, in rent expense under the terms of the Lease Agreement with Hearst, net of the tenant improvement allowance, which Hearst-Argyle amortized over the lease term.

Tax Sharing Agreement.  On October 30, 2008, Hearst-Argyle entered into a Tax Sharing Agreement with Hearst as a result of the July 1, 2008 tax consolidation. The agreement specifies the method of determining the amounts owed and timing of payments resulting from the consolidation, as well as providing for tax preparation and related services by Hearst to Hearst-Argyle. For the year ended December 31, 2008, Hearst-Argyle has a payable to Hearst of $1.8 million under the Tax Sharing Agreement.

Management Services Agreement.  Hearst-Argyle recorded revenue of approximately $0.5 million, $3.9 million, $5.6 million and $6.7 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, relating to a management agreement with Hearst (the “Management Agreement”). Pursuant to the Management Agreement, Hearst-Argyle provides certain sales, news, programming, legal, financial, engineering and accounting management services for certain Hearst-owned television and radio stations. Certain employees of these managed stations are also participants in Hearst-Argyle’s equity compensation plans. Hearst-Argyle has stated that it believes the terms of the Management Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

The annual management fee for the services provided to these stations is an amount equal to the greater of (i) (x) $50,000 for Hearst’s radio stations (counted as a single property) and $50,000 for KCWE-TV, and (y) for all others (including WMOR-TV and WPBF-TV), $100,000 per station, or (ii) 33.33% of the positive broadcast cash flow from each such property. Hearst also reimburses Hearst-Argyle for Hearst-Argyle’s direct operating costs and expenses incurred with unrelated third parties and amounts paid on behalf of a managed station under the Intercompany Services Agreement described below. Corporate overhead is not reimbursed except to the extent it had historically been treated as an operating expense by Hearst in calculating broadcast cash flow for a station. The term of the Management Services Agreement commenced at the consummation of the Hearst transaction on August 29, 1997 and will continue for each station, respectively, until the earlier of (i) Hearst’s divestiture of the station to a third party; (ii) if applicable, the exercise of the option granted to Hearst-Argyle to acquire certain of the stations pursuant to the Television Station Option Agreement described below; or, (iii) December 31, 2009; provided, however, that Hearst will have the right to terminate the Management Services Agreement as to a particular station covered by an option or right of first refusal under the Television Station Option Agreement at any time upon 90 days’ prior written notice if the option period or right of first refusal period, as applicable, has expired without having been exercised. The Management Services Agreement will also terminate if Hearst ceases to own a majority of Hearst-Argyle’s voting common stock or to have the right to elect a majority of Hearst-Argyle’s directors.

Television Station Option Agreement.  Hearst-Argyle and Hearst are parties to a Television Station Option Agreement pursuant to which Hearst has granted to Hearst-Argyle an option to acquire WMOR-TV and KCWE-TV, at their fair market value as determined by the parties, or by an independent third-party appraisal, subject to certain specified parameters (and Hearst-Argyle may withdraw any option exercise after Hearst-Argyle receives the third-party appraisal). However, if Hearst elects to sell either station during the option period, Hearst-Argyle will have a right of first refusal to acquire that station substantially on the terms agreed upon between Hearst and the potential buyer. Hearst-Argyle also has a right of first refusal to purchase WPBF-TV if Hearst proposes to sell the station to a third party. Hearst-Argyle will exercise any option or right of first refusal related to these properties by action of Hearst-Argyle’s independent directors. The option periods and the rights of first refusal expire December 31, 2009.

Intercompany Services Agreement.  Hearst-Argyle incurred expenses of approximately $1.8 million, $6.8 million, $6.6 million and $5.0 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, relating to a services agreement with Hearst (the “Services Agreement”). Pursuant to the Services Agreement, Hearst provides Hearst-Argyle certain administrative services such as accounting, auditing, financial, legal, insurance, data processing, and employee benefits administration. Hearst-Argyle has stated that it believes the terms of the Services Agreement are reasonable to both parties; however, there can be no assurance that more favorable terms would not be available from third parties.

Interest Expense, Net—Capital Trust.  Hearst-Argyle incurred interest expense, net, relating to the Subordinated Debentures issued to its wholly-owned unconsolidated subsidiary, the Capital Trust, of $8.6 million, $9.8 million and $9.8 million in the years ended December 31, 2008, 2007 and 2006, respectively. The Capital Trust then paid comparable amounts to its Preferred Securities holders of which $1.7 million, $1.9 million, and $1.9 million in the years ended December 31, 2008, 2007 and 2006, respectively, was paid to Hearst. In 2008, Hearst-Argyle redeemed the Subordinated Debentures and Preferred Securities in full and as of January 5, 2009, Hearst-Argyle has dissolved the Capital Trust.

Dividends on Common Stock.  During 2008, Hearst-Argyle’s board of directors declared quarterly cash dividends of $0.07 per share on its Shares and Series B Shares, for a total amount of $26.3 million. Included in this amount was $21.1 million payable to Hearst. On December 15, 2008, Hearst-Argyle’s board of directors declared a cash dividend of $0.07 per share on its Shares and Series B Shares, for a total of $6.6 million. Included in this amount was $5.4 million payable to Hearst. In the year ended December 31, 2007, Hearst-Argyle paid cash dividends of $26.2 million. Included in this amount was $19.3 million payable to Hearst.

Radio Facilities Lease.  Pursuant to a lease agreement, Hearst paid Hearst-Argyle approximately $0.2 million and $0.8 million in each of the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006. Under this agreement, Hearst leases from Hearst-Argyle premises for WBAL-AM and WIYY-FM, Hearst’s Baltimore, Maryland radio stations.

Lifetime Entertainment Services.  Hearst-Argyle has agreements with Lifetime Entertainment Services (“Lifetime”), an entity owned 50% by an affiliate of Hearst and 50% by The Walt Disney Company, whereby for certain periods of time, (i) Hearst-Argyle has assisted Lifetime in securing distribution and subscribers for the Lifetime Television, Lifetime Movie Network and/or Lifetime Real Women programming services; and (ii) Lifetime has acted as Hearst-Argyle’s agent with respect to the negotiation of certain of its agreements with cable, satellite and certain other multi-channel video programming distributors. Amounts payable to Hearst-Argyle by Lifetime depend on the specific terms of these agreements and may be fixed or variable. Hearst-Argyle has recorded revenue from the agreements of $9.4 million, $23.0 million, $20.5 million and $17.7 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively.

Wide Orbit, Inc.  In November 2004, Hearst-Argyle entered into an agreement with Wide Orbit, Inc. for licensing and servicing of Wide Orbit’s Traffic Sales and Billing Solutions software. Hearst owns approximately 7.3% of Wide Orbit, Inc. In the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, Hearst-Argyle paid Wide Orbit approximately $0.5 million, $1.8 million, $1.8 million and $1.4 million, respectively, under the agreement.

New England Cable News.  One of Hearst-Argyle’s executive officers, David J. Barrett, served as Hearst’s representative on the management board of New England Cable News, a regional cable channel, jointly owned by Hearst Cable News, Inc., an indirect wholly-owned subsidiary of Hearst, and Comcast MO Cable News, Inc. (“NECN”). Hearst pays $2,000 per month to Hearst-Argyle as compensation for his service. In addition, two of Hearst-Argyle’s television stations, WPTZ/WNNE and WMTW, provide office space to certain of NECN’s reporters in exchange for news gathering services.

ESPN.  During the years ended December 31, 2008 and 2007, certain of Hearst-Argyle’s stations paid fees in the amount of approximately $2.0 million in the aggregate to ESPN in exchange for the right to broadcast certain sports programs. Hearst owns approximately 20% of ESPN.

Other Transactions with Hearst.  In each of the years ended December 31, 2008, 2007 and 2006, Hearst-Argyle recorded net revenue of approximately $0.1 million relating to advertising sales to Hearst on behalf of Good Housekeeping, which is owned by Hearst.

Small Business Television.  Hearst-Argyle utilizes Small Business Television’s (“SBTV”) services to provide television stations with additional revenue through the marketing and sale of commercial time to smaller businesses that do not traditionally use television advertising due to costs. In the year ended December 31, 2008, these sales generated revenue of approximately $1.1 million, of which approximately $0.6 million was distributed to Hearst-Argyle. In the year ended December 31, 2007, these sales generated revenue of approximately $1.4 million, of which approximately $0.8 million was distributed to Hearst-Argyle. In the year ended December 31, 2006 these sales generated revenue of approximately $1.6 million, of which approximately $0.9 million was distributed to Hearst-Argyle. Mr. Dean Conomikes, the owner of SBTV, is the son of John G. Conomikes, a member of Hearst’s board of directors and Hearst-Argyle’s board of directors.

RDE.  In 2008, Hearst-Argyle made an additional investment of $3.4 million in Ripe Digital Entertainment, Inc. (“RDE”), in the form of a Convertible Promissory Note. As of December 31, 2008, Hearst-Argyle owned 23.4% of RDE on a fully diluted basis. During 2008, Hearst-Argyle earned nominal rental income from RDE for office space in Hearst-Argyle former corporate headquarters. Steve A. Hobbs, one of Hearst’s executive officers, serves on the board of directors of RDE, from which he did not receive compensation for his board of director service.

Schedule D

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Depositary for the Offer is:

By Mail: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	By Hand or Overnight Courier: Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Hearst’s expense. You may also contact the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
(800) 322-2885 (call toll-free)
tenderoffer@mackenziepartners.com (email)

The Dealer Manager for the Offer is:

Lazard Frères & Co. LLC
30 Rockefeller Plaza
New York, New York 10020
(866) 998-3046 (call toll-free)